UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MEDIVATION, INC.

(Name of Subject Company)

MEDIVATION, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Andrew Powell

General Counsel and Corporate Secretary

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, California 94105

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie K. Leigh Kenneth L. Guernsey Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Daniel A. Neff Mark Gordon Gregory E. Ostling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Medivation, Inc., a Delaware corporation (“Medivation”). Medivation’s principal executive offices are located at 525 Market Street, on the 36th Floor, San Francisco, California 94105, and its telephone number is (415) 543-3470. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Medivation” refer to Medivation, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is Medivation’s common stock, par value $0.01 per share (“Common Stock,” and the shares of Common Stock being referred to as the “Shares”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of December 4, 2006, and as amended on August 20, 2016, between Medivation and American Stock Transfer & Trust Company (“AST”), as Rights Agent (the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the terms of the Rights Agreement as it may be amended from time to time. As of August 18, 2016, there were (1) 165,980,981 Shares outstanding (inclusive of Shares that are subject to vesting or performance conditions granted by Medivation pursuant to Medivation’s Amended and Restated 2004 Equity Incentive Award Plan (“RSAs”)), (2) 10,337,344 Shares subject to issuance pursuant to granted and outstanding stock options (“Stock Options”), (3) 1,539,300 Shares subject to issuance pursuant to granted and outstanding restricted stock units (“RSUs”), (4) 198,901 Shares subject to issuance pursuant to granted and outstanding performance share units (“PSUs”) (assuming the satisfaction of all applicable performance goals at the maximum levels), (5) 929,200 Shares covered by granted and outstanding stock appreciation rights (“SARs”) and (6) 83,000 Shares estimated to be subject to outstanding purchase rights under Medivation’s 2013 Employee Stock Purchase Plan (the “ESPP”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of Medivation, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Medivation’s website address is www.medivation.com. The information on Medivation’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Montreal, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”, or “Pfizer”), to purchase all of the Shares at a purchase price of $81.50 per Share (the “Offer Price”), net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to Medivation’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on August 30, 2016 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 20, 2016 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser, and Medivation. The Offer is conditioned upon, among other things: (i) there having been validly tendered and not validly withdrawn by or before one minute after 11:59 p.m. Eastern Time on September 27, 2016 (the

“Expiration Time,” and such date, the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including RSAs and Shares deemed issued pursuant to the ESPP, plus (y) the aggregate number of Shares issuable to holders of Stock Options from which Medivation has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Stock Options) (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); (iii) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer having been issued by any court of competent jurisdiction and remaining in effect nor any action having been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger (as defined below) by any governmental body which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; and (iv) the Merger Agreement having not been terminated in accordance with its terms. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides, among other things, that, promptly after (and in any event no later than the first business day after) the Expiration Date, Purchaser will accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”), subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (“DGCL”), and other applicable law, and as soon as practicable, Purchaser will merge with and into Medivation (the “Merger”), the separate existence of Purchaser will cease and Medivation will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Medivation or Parent stockholders. As a result of the Merger, each Share (other than Shares (i) held by Medivation (or held in Medivation’s treasury), (ii) held by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent or (iii) held by a holder who is entitled to demand and properly demands statutory appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, net to the seller in cash, without interest thereon and less any required withholding taxes, the Offer Price payable to the holder thereof (the “Merger Consideration”). Upon the effective time of the Merger (the “Effective Time”), Medivation will cease to be a publicly traded company and will become wholly-owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that each Stock Option, SAR, RSA, RSU, and PSU (collectively, “Medivation Equity Awards”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested (in the case of PSUs, based on the deemed satisfaction of all applicable performance goals at the maximum levels) as of immediately prior to, and contingent upon, the Effective Time and will be cancelled and converted into the right to receive the Merger Consideration payable in respect of each Share subject to such Medivation Equity Award (less the applicable exercise or base price in the case of Stock Options and SARs, respectively).

According to the Offer to Purchase, the principal office address of Purchaser is located at c/o Pfizer Inc., 235 East 42nd Street, New York, New York 10017, and its telephone number is (212) 733-2323. According to the Offer to Purchase, the principal office of Parent is located at 235 East 42nd Street, New York, New York 10017, and its telephone number is (212) 733-2323.

For the reasons described below, our Board of Directors unanimously supports the Offer, the Merger and the other Transactions and recommends that Medivation’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Medivation or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between Medivation and its Executive Officers, Directors and Affiliates.

Our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors (sometimes referred to herein as the “Medivation Board”) was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Medivation Equity Awards;

•	the potential receipt of payments and benefits by executive officers under the applicable Change of Control Severance Benefits Agreements;

•	the potential receipt at the Effective Time by certain executive officers of an annual bonus in respect of 2016 performance, pursuant to the terms of the Merger Agreement;

•	the receipt by certain executive officers of cash payments sufficient to pay the excise tax required to be paid by such executive officers in connection with the Transactions under Internal Revenue Code Section 4999 and gross-up payments for any related taxes payable with respect to the payments of such excise taxes; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of Medivation.

For further information with respect to the arrangements between Medivation and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Medivation and its executive officers, directors, and affiliates, please see the Definitive Proxy Statement on Schedule 14A, as amended, filed by Medivation on April 29, 2016, including the information under the heading “Executive Compensation” and the Current Report on Form 8-K filed by Medivation on August 22, 2016, including the information under the headings “Agreement and Plan of Merger” and “Executive Compensation Arrangements.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Medivation who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Medivation. As of August 18, 2016, the executive officers and directors of Medivation beneficially owned, in the aggregate, 1,677,989 Shares (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Stock Options, RSUs, PSUs and SARs, but includes RSAs). Although Dr. Templeman is not a current executive officer of Medivation, he was designated as a “named executive officer” in the Definitive Proxy Statement on Schedule 14A, as amended, filed by Medivation on April 29, 2016, and is considered an executive officer for purposes of disclosure under this Item 3 of the Schedule 14D-9.

The following table sets forth (i) the number of Shares beneficially owned as of August 18, 2016 by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Stock Options, RSUs, PSUs and SARs, but includes RSAs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
David T. Hung, M.D.	1,454,899	$118,574,269
Jennifer Jarrett	—	—
Mohammad Hirmand, M.D.	21,555	1,756,733
Marion McCourt	—	—
Andrew Powell	5,597	456,156
Thomas Templeman, Ph.D.	—	—
Kim D. Blickenstaff	17,742	1,445,973
Kathryn E. Falberg	32,742	2,668,473
Michael L. King, Ph.D.	2,972	242,218
Patrick Machado	70,792	5,769,548
Dawn Svoronos	21,206	1,728,289
W. Anthony Vernon	17,742	1,445,973
Wendy L. Yarno	32,742	2,668,473
All of our current directors and executive officers as a group (13 persons)	1,677,989	$136,756,104

Treatment of Medivation Equity Awards

Pursuant to the Merger Agreement, each Medivation Equity Award that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested (in the case of PSUs, based on the deemed satisfaction of all applicable performance goals at the maximum levels) as of immediately prior to, and contingent upon, the Effective Time and will be cancelled and converted into the right to receive the Merger Consideration payable in respect of each Share subject to such Medivation Equity Award (less the applicable exercise or base price in the case of Stock Options and SARs, respectively).

Since June 30, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Stock Options or SARs, or the vesting or settlement of RSUs, SARs, RSAs or PSUs. Our executive officers and directors may exercise their Stock Options or SARs prior to the Effective Time to the extent such Stock Options and SARs are vested in accordance with their terms.

The table below sets forth, for each of our executive officers and directors holding Stock Options as of August 18, 2016, (i) the aggregate number of Shares subject to such Stock Options and (ii) the value of cash amounts payable in respect of such Stock Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Merger Consideration over the respective per Share exercise prices of the applicable Stock Options by the number of Shares subject to such Stock Options.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Vested Stock Options($)	Number of Shares Subject to Unvested Stock Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Merger ($)
David T. Hung, M.D.	2,375,464	$12.61	$163,637,727	473,622	$41.66	$18,867,891	$182,505,618
Jennifer Jarrett	—	—	—	119,885	46.45	4,201,969	4,201,969
Mohammad Hirmand, M.D.	130,752	12.05	9,080,392	58,478	40.32	2,408,318	11,488,710
Marion McCourt	—	—	—	80,905	31.58	4,038,778	4,038,778
Andrew Powell	11,966	64.17	207,431	67,424	47.94	2,262,854	2,470,285
Thomas Templeman, Ph.D.	—	—	—	77,550	39.71	3,240,550	3,240,550
Kim D. Blickenstaff	178,100	12.33	12,318,309	6,228	58.89	140,815	12,459,124
Kathryn E. Falberg	54,974	31.88	2,727,905	9,354	48.29	310,619	3,038,524
Michael L. King, Ph.D.	—	—	—	18,463	48.21	614,677	614,677
Patrick Machado	395,694	13.59	26,872,008	13,738	41.69	546,881	27,418,888
Dawn Svoronos	64,144	33.92	3,051,846	11,230	44.40	416,650	3,468,497
W. Anthony Vernon	238,100	10.64	16,872,159	6,228	58.89	140,815	17,012,974
Wendy L. Yarno	53,098	31.66	2,646,624	11,230	44.40	416,650	3,063,274

The table below sets forth, for each of our executive officers and directors holding RSUs and PSUs as of August 18, 2016, (i) the aggregate number of Shares subject to such RSUs and PSUs (with the number of PSUs based on deemed satisfaction of all applicable performance goals at the maximum levels) and (ii) the value of cash amounts payable in respect of such RSUs and PSUs on a pre-tax basis at the Effective Time, calculated by multiplying the Merger Consideration by the number of Shares subject to such RSUs and PSUs (with the number of Shares subject to PSUs determined based on deemed satisfaction of all applicable performance goals at the maximum levels). All RSUs and PSUs currently held by our executive officers and directors as of August 18, 2016 are unvested.

Name of Executive Officer or Director	Number of RSUs (#)	Cash Consideration for RSUs ($)	Number of PSUs (#)	Cash Consideration for PSUs ($)
David T. Hung, M.D.	94,290	$7,684,635	77,338	$6,303,047
Jennifer Jarrett	29,971	2,442,637	37,464	3,053,316
Mohammad Hirmand, M.D.	18,684	1,522,746	14,475	1,179,713
Marion McCourt	40,453	3,296,920	—	—
Andrew Powell	22,920	1,867,980	14,475	1,179,713
Thomas Templeman, Ph.D.	30,470	2,483,305	10,475	853,713
Kim D. Blickenstaff	—	—	—	—
Kathryn E. Falberg	—	—	—	—
Michael L. King, Ph.D.	6,118	498,617	—	—
Patrick Machado	—	—	—	—
Dawn Svoronos	—	—	—	—
W. Anthony Vernon	—	—	—	—
Wendy L. Yarno	—	—	—	—

The table below sets forth, for each of our executive officers and directors holding SARs as of August 18, 2016, (i) the aggregate number of Shares subject to such SARs and (ii) the value of cash amounts payable in respect of such SARs on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Merger Consideration over the respective per Share base price of the applicable SARs by the number of Shares subject to such SARs.

Name of Executive Officer or Director	Number of Shares Subject to Vested SARs (#)	Weighted Average Base Price Per Share ($)	Cash Consideration for Vested SARs ($)	Number of Shares Subject to Unvested SARs (#)	Weighted- Average Base Price Per Share ($)	Cash Consideration for Unvested SARs ($)	Total Cash Consideration for SARs in Merger ($)
David T. Hung, M.D.	534,400	$12.20	$37,035,256	—	—	—	$37,035,256
Jennifer Jarrett	—	—	—	—	—	—	—
Mohammad Hirmand, M.D.	58,800	11.60	4,110,267	—	—	—	4,110,267
Marion McCourt	—	—	—	—	—	—	—
Andrew Powell	—	—	—	—	—	—	—
Thomas Templeman, Ph.D.	—	—	—	—	—	—	—
Kim D. Blickenstaff	—	—	—	—	—	—	—
Kathryn E. Falberg	—	—	—	—	—	—	—
Michael L. King, Ph.D.	—	—	—	—	—	—	—
Patrick Machado	222,800	12.20	15,440,597	—	—	—	15,440,597
Dawn Svoronos	—	—	—	—	—	—	—
W. Anthony Vernon	—	—	—	—	—	—	—
Wendy L. Yarno	—	—	—	—	—	—	—

The table below sets forth, for each of our executive officers and directors holding RSAs as of August 18, 2016, (i) the aggregate number of Shares subject to such RSAs and (ii) the value of cash amounts payable in respect of such RSAs on a pre-tax basis at the Effective Time based on the Merger Consideration.

Name of Executive Officer or Director	Number of Shares Subject to RSAs (#)	Cash Consideration Payable in Respect of RSAs ($)
David T. Hung, M.D.	—	—
Jennifer Jarrett	—	—
Mohammad Hirmand, M.D.	—	—
Marion McCourt	—	—
Andrew Powell	—	—
Thomas Templeman, Ph.D.	—	—
Kim D. Blickenstaff	2,972	$242,218
Kathryn E. Falberg	2,972	242,218
Michael L. King, Ph.D.	2,972	242,218
Patrick Machado	2,972	242,218
Dawn Svoronos	2,972	242,218
W. Anthony Vernon	2,972	242,218
Wendy L. Yarno	2,972	242,218

Treatment of Purchase Rights under the ESPP

Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permits the purchase of Common Stock at a price per Share not less than the lesser of (a) an amount equal to 85% of the fair market value of a Share on the applicable offering date and (b) an amount equal to 85% of the fair market value of a Share on the applicable purchase date. Under the current terms of our ESPP, a six-month offering period commenced on April 1, 2016 and is scheduled to end on September 30, 2016 (the “Scheduled Purchase Date”).

Pursuant to the terms of the Merger Agreement, (i) except for the current offering period (the “Final Offering”), no offering period or purchase period will be authorized or commence on or after August 20, 2016, (ii) participants in the ESPP may not increase their rate of payroll deductions with respect to the Final Offering, (iii) if the Closing occurs prior to the Scheduled Purchase Date, the rights of participants in the ESPP with respect to the Final Offering and any ongoing purchase period thereunder (the “Final Purchase Period”) will be determined by treating the last business day prior to the Offer Acceptance Time (the “Special Purchase Date”) as the last day of the Final Offering and Final Purchase Period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period, (iv) each participant’s payroll deductions will be used to purchase Shares on the Final Purchase Date in accordance with the terms of the ESPP, with any Shares purchased under the ESPP being cancelled at the Effective Time and converted into the right to receive the Merger Consideration and (v) the ESPP and all rights thereunder shall terminate in their entirety as of the Offer Acceptance Time.

Therefore, if the Scheduled Purchase Date occurs prior to the Offer Acceptance Time, the final purchase of Shares under the Final Offering and Final Purchase Period will occur on the Scheduled Purchase Date as contemplated under the terms of the Final Offering at a per Share purchase price equal to the lower of (a) $39.26 (which is 85% of the closing price of a Share on April 1, 2016) and (b) 85% of the closing price of a Share on the Scheduled Purchase Date. If the Offer Acceptance Time occurs prior to the Scheduled Purchase Date, the final purchase of Shares under the Final Offering and Final Purchase Period will occur on the Special Purchase Date and, with respect to each participant who has not withdrawn from the ESPP prior to the Special Purchase Date, Medivation will apply such participant’s accumulated contributions to the purchase of Shares at a per Share purchase price equal to the lower of (a) $39.26 (which is 85% of the closing price of a Share on April 1, 2016) and (b) 85% of the closing price of a Share on the Special Purchase Date.

Employment Arrangements

Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his or her offer letter agreement and/or his or her change of control severance agreement, the terms of which are described below. The Transactions, if and when consummated, will constitute a change of control under each of these agreements that provides for change of control-related benefits.

Dr. Hung

We entered into an offer letter agreement with Dr. Hung in October 2003, which was amended in April 2004, setting forth the terms of his employment as our President and Chief Executive Officer, including his initial annual base salary. The offer letter agreement does not provide for any severance or change of control benefits.

Ms. Jarrett

We entered into an offer letter agreement with Ms. Jarrett in March 2016, setting forth the terms of her employment as our Chief Financial Officer, including her initial annual base salary, annual target bonus, and certain equity awards (including Stock Options, RSUs, and PSUs). Pursuant to the terms of Ms. Jarrett’s offer letter agreement, the Stock Options and RSUs granted thereunder are subject to accelerated vesting upon a change of control of Medivation. The offer letter agreement does not provide for any severance benefits.

Dr. Hirmand

We entered into an offer letter agreement with Dr. Hirmand in September 2015, which was amended in March 2016 and August 2016, setting forth the terms of his employment as our interim Chief Medical Officer, including information regarding his monthly compensation, a discretionary lump sum payment that he would receive in addition to his target bonus, and certain equity awards (including Stock Options and RSUs). Pursuant to the terms of Dr. Hirmand’s offer letter agreement, the Stock Options and RSUs granted thereunder are subject to accelerated vesting upon a change of control of Medivation. The offer letter agreement does not provide for any severance benefits.

Ms. McCourt

We entered into an offer letter agreement with Ms. McCourt in January 2016, setting forth the terms of her employment as our Chief Operating Officer, including her initial annual base salary, signing bonus, annual target bonus, and certain equity awards (including Stock Options and RSUs). Pursuant to the terms of Ms. McCourt’s offer letter agreement, the Stock Options and RSUs granted thereunder are subject to accelerated vesting upon a change of control of Medivation. The offer letter agreement does not provide for any severance benefits.

Mr. Powell

We entered into an offer letter agreement with Mr. Powell in May 2015, setting forth the terms of his employment as our General Counsel, Corporate Secretary, including his initial annual base salary, annual target bonus, and certain equity awards (including Stock Options and RSUs). Pursuant to the terms of Mr. Powell’s offer letter agreement, the Stock Options and RSUs granted thereunder are subject to accelerated vesting upon a change of control of Medivation. The offer letter agreement does not provide for any severance benefits.

Dr. Templeman

We entered into an offer letter agreement with Dr. Templeman in July 2015, setting forth the terms of his employment as our Sr. Vice President, Pharmaceutical Operations, including his initial annual base salary, signing bonus, annual target bonus, and certain equity awards (including Stock Options and RSUs). Pursuant to the terms of Dr. Templeman’s offer letter agreement, the Stock Options and RSUs granted thereunder are subject to accelerated vesting upon a change of control of Medivation. The offer letter agreement does not provide for any severance benefits.

Change of Control Severance Agreements

We have entered into a Change of Control Severance Benefits Agreement with each of our executive officers (each, “CoC Severance Agreement”). Dr. Hung’s CoC Severance Agreement, entered into in February 2009, is referred to as the “Tier 1 CoC Severance Agreement” and the form of CoC Severance Agreement we entered into with Ms. Jarrett in April 2016, Dr. Hirmand in September 2014, Ms. McCourt in February 2016, Mr. Powell in May 2015 and Dr. Templeman in September 2015 is referred to as a “Tier 2 CoC Severance Agreement.” Pursuant to the CoC Severance Agreements, if we terminate an executive officer’s employment without “cause” or if an executive officer terminates his or her employment for “good reason,” in each case, on or within 12 months following the consummation of a “change of control,” subject to, among other things, the executive officer’s execution of an effective general waiver and release of claims in favor of us, the executive officer will receive (1) a lump sum payment in an amount equal to 24 months of base salary (in the case of Dr. Hung) or 18 months of base salary (in the case of our other executive officers), in each case, paid within 10 business days following the date the release agreement becomes effective, and (2) payment for continued health benefits under COBRA for up to 24 months (for Dr. Hung) or 18 months (for our other executive officers).

For purposes of the CoC Severance Agreements:

•

“cause” generally means the executive officer shall have (1) failed to perform his or her stated duties in all material respects, which failure continues for 15 days after the executive officer’s receipt of written notice of the failure from us; (2) intentionally and materially breached any provision of the CoC Severance Agreement or any other written agreement with us, and has not cured such breach within 15 days after the executive officer’s receipt of written notice of the breach from us (however, our written notice is not required if the executive officer’s breach is not reasonably capable of cure); (3) demonstrated personal dishonesty in connection with executive officer’s employment with us; (4) engaged in willful misconduct in connection with the executive officer’s employment with us; (5) engaged in a breach of fiduciary duty in connection with the executive officer’s employment with us; or (6) willfully violated any material law, rule or regulation, or final cease-and-desist order (other than minor traffic violations or similar offenses), been convicted or pled guilty (including a no contest plea) to any felony, or engaged in other serious misconduct of such a nature that the executive officer’s continued employment may reasonably be expected to cause us substantial economic or reputational injury.

•	“good reason” generally means (1) a material breach of the CoC Severance Agreement by us; (2) our failure to obtain the assumption of the CoC Severance Agreement by any successor to us; or (3) we have, without the executive officer’s express written consent: (i) materially reduced the executive officer’s base salary or the aggregate fringe benefits provided to the executive officer (except to the extent the decrease is pursuant to a general compensation or benefits reduction applicable to all, or substantially all, our employees at the same position level as the executive officer); (ii) materially diminished the executive officer’s authority, duties or responsibilities; or (iii)(A) in the case of Dr. Hung, required the executive officer to be based more than 25 miles from the executive officer’s office location as of the date of the CoC Severance Agreement and (B) in the case of our other executive officers, relocated the executive officer’s principal place of employment to a place that increases his or her one-way commute from his or her residence by at least 35 miles as compared to his or her then-current principal place of employment immediately prior to such relocation (except, in the case of either (A) or (B), for required travel on company business to an extent substantially consistent with the executive officer’s business travel obligations of the date of the CoC Severance Agreement).

If the Effective Time occurred on September 28, 2016 and Ms. McCourt were to experience a qualifying termination on that date entitling her to severance under her CoC Severance Agreement, we estimate that the aggregate value of cash severance and benefits payable to her under her CoC Severance Agreement would be $8,245,200. For a quantification of the severance payments that could be payable to our other executive officers, see “Golden Parachute Compensation Table” below.

Early Payment of Performance Bonuses

Pursuant to the terms of the Merger Agreement, we may pay to each of our executive officers a bonus payment attributable to performance during 2016 (the “Performance Bonus Payment”) equal to the product obtained by multiplying (1) the executive officer’s full-year bonus entitlement under all of our annual bonus plans (each, an “Annual Bonus Plan”) for the calendar year in which the Effective Time will occur, based on the greater of (a) deemed performance at “target” levels and (b) actual performance through the latest practicable date prior to the Effective Time, extrapolated through the end of such fiscal year, and (2) a fraction, the numerator of which equals the number of days that have elapsed during such fiscal year through the Effective Time and the denominator of which equals 365. If such Performance Bonus Payment is so made, then the executive officer shall not thereafter be entitled to any amount for such fiscal year under any Annual Bonus Plan to the extent that it relates to service or performance occurring prior to the Effective Time.

Any Performance Bonus Payment will be paid immediately prior to the Effective Time, provided that the executive officer remains actively employed as of immediately before the Effective Time and is then participating in an Annual Bonus Plan. The table below reflects the estimated Performance Bonus Payments (assuming performance at 128% of “target” level achievement, which is the anticipated level of actual performance through the latest practicable date prior to the Effective Time).

Name of Executive Officer	Performance Bonus Payment ($)
David T. Hung, M.D.	$868,015
Jennifer Jarrett	237,655
Mohammad Hirmand, M.D.	159,066
Marion McCourt	329,083
Andrew Powell	266,815
Thomas Templeman, Ph.D.	157,960

Golden Parachute Compensation

Golden Parachute Excise Taxes

Certain executive officers of Medivation may be subject to an excise tax on payments they will or may receive in connection with the Transactions under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Generally, an excise tax of 20% is imposed on each individual recipient of certain “parachute payments” that, under the rules of Section 280G of the Code, exceed a certain threshold amount for such individual and the corporation making the payments is denied a tax deduction for such payments. The excise tax is due in addition to the regular income and employment taxes otherwise payable in connection with compensatory payments to the Affected Individuals (as defined below). Payments to certain executive officers of Medivation that will or may be considered “parachute payments” under Section 280G of the Code that would be subject to the Code Section 4999 excise tax include the value of the full acceleration of vesting of the unvested Stock Options, RSUs and PSUs pursuant to the terms of the Merger Agreement, as well as the Performance Bonus Payments and benefits and severance payments under the CoC Severance Agreements and the Excise Tax Gross-Up (as defined below).

The Compensation Committee has considered the impact of the potential Code Section 4999 excise tax on the individual executive officers of Medivation who would be subject to such excise tax (the “Affected Individuals”), and has determined that the imposition of the excise tax on such Affected Individuals would result in a significant personal tax burden that would deprive the Affected Individuals of a substantial portion of the value of their compensatory payments in connection with the Transactions, particularly their Medivation Equity Awards. The Compensation Committee has considered the tax implications of Sections 4999 and 280G of the Code and assessed the costs and benefits of potential payments to alleviate the Code Section 4999 excise taxes, to Medivation, its stockholders, the Surviving Corporation and each of the Affected Individuals. The Compensation Committee determined that, of our executive officers, Mses. Jarrett and McCourt and Mr. Powell and Dr. Templeman constitute Affected Individuals.

As part of its considerations, the Compensation Committee noted that the primary reason for the magnitude of the Code Section 4999 excise tax burden was the unvested Medivation Equity Awards held by the Affected Individuals. These awards have a high value as a result of the substantial value of Shares, including as a result of significant Company achievements, including those leading to the Transactions and the Offer Price. The Compensation Committee determined that it was in the best interests of Medivation to align the interests of its stockholders with those of the Affected Individuals and mitigate the negative tax impact to such Affected Individuals that would otherwise result from the Transactions, which are expected to bring significant financial benefits to Medivation and its stockholders.

The Compensation Committee concluded that, contingent upon the Effective Time, Medivation would provide each of the Affected Individuals with a cash payment with respect to the Code Section 4999 excise tax, so that, on a net after-tax basis, the Affected Individual would be in the same position as if no such excise tax had applied to him or her, which payment is referred to as the “Excise Tax Gross-Up Payment.” The actual amounts to be paid to the Affected Individuals by Medivation will not be finally determined until after the consummation of the Transactions and these amounts would be paid following the Effective Time but before the Code Section 4999 excise tax becomes due. The Affected Individuals will retain the obligation to pay income and other taxes on all of their Medivation Equity Awards, Performance Bonus Payments and severance payments and benefits, if applicable, when due.

The estimated value of the Excise Tax Gross-Up Payment for each Medivation named executive officer is set forth below in the table entitled “Golden Parachute Compensation Table”. The estimated value of the Excise Tax Gross-Up Payments for the Affected Individuals is based on the number of unvested Stock Options, RSUs and PSUs held by such Affected Individual as of August 18, 2016 and based on certain assumptions as set forth in footnote 5 to the “Golden Parachute Compensation Table”. Based on these same assumptions, the estimated Excise Tax Gross-Up Payment for Ms. McCourt would be $1,064,021.

Medivation intends, prior to the Effective Time, to enter into amendments to the CoC Severance Agreements with each of the Affected Individuals setting forth the terms of the Excise Tax Gross-Up Payment for such individual.

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our currently employed executive officers who are designated as “named executive officers” in the Definitive Proxy Statement on Schedule 14A, as amended, filed by Medivation on April 29, 2016, together with Ms. Jarrett, our Chief Financial Officer, that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on September 28, 2016, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s CoC Severance Agreement, (3) the executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of August 18, 2016, (4) no executive officer receives any additional equity grants or receives any Shares in respect of any Medivation Equity Awards on or prior to the Effective Time, and (5) no executive officer enters into any new agreement with us or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table do not include the value of any executive officer’s purchase rights under the ESPP, the payments or benefits that would have been earned, or any amounts associated with Medivation Equity Awards that would vest pursuant to their terms, in each case, on or prior to September 28, 2016, or the value of payments or benefits that are not based on or otherwise related to the Transactions.

Name of Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	COBRA/Insurance Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)(6)	Total ($)
David T. Hung, M.D.	$1,820,000	$32,855,573	$70,989	—	$868,015	$35,614,577
Jennifer Jarrett	747,450	9,697,922	18,452	$3,134,793	237,655	13,836,272
Mohammad Hirmand, M.D.	625,350	5,110,777	32,493	—	159,066	5,927,686
Andrew Powell	699,300	5,310,547	33,395	1,444,266	266,815	7,754,323
Thomas Templeman, Ph.D.	621,000	6,577,568	33,179	1,230,252	157,960	8,619,959

(1)	Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure was required with respect to Richard A. Bierly, our former Chief Financial Officer, Jennifer J. Rhodes, our former General Counsel and Corporate Secretary, and Lynn Seely, M.D., our former Chief Medical Officer, in that proxy statement, such persons terminated employment with Medivation in July 2016, August 2015 and October 2015, respectively, and will not receive any compensation that is based on or otherwise relates to the Transactions. Ms. Jarrett was not listed as a “named executive officer” in our most recent proxy statement but is included as a “named executive officer” for purposes of this Schedule 14D-9 under applicable SEC rules.
(2)

The amount listed in this column represents the pre-tax value of the cash severance payments that would be paid in the event of a qualifying termination of employment under each named executive officer’s CoC Severance Agreement, as described in more detail above under “Change of Control Severance Agreements.” These severance benefits are “double trigger benefits” in that they require both the consummation of a change of control and a qualifying termination of employment in order to be payable. In the case of

Dr. Hung, the amount listed in this column represents 24 months of base salary. In the case of the other individuals, the amount listed in this column represents 18 months of base salary.
(3)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options, RSUs, and PSUs (in the case of PSUs, based on the deemed satisfaction of all applicable performance goals at the maximum levels) held by such named executive officer as of August 18, 2016, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Outstanding Shares Held by Directors and Executive Officers.” Such unvested Medivation Equity Awards are valued based on the Merger Consideration payable in respect of Shares subject to such Stock Options, RSUs and PSUs on a pre-tax basis at the Effective Time. With respect to unvested Stock Options, this amount represents the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis by multiplying (a) the excess of the Merger Consideration over the respective per Share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested RSUs and PSUs, this amount represents the value of cash amounts payable in respect of such RSUs and PSUs, calculated on a pre-tax basis by multiplying the Merger Consideration by the number of unvested Shares subject to such RSUs and PSUs (in the case of PSUs, based on the deemed satisfaction of all applicable performance goals at the maximum levels).
(4)	The amount listed in this column represents the pre-tax value of the reimbursement of health care premiums that would be due to the named executive officer pursuant to a qualifying termination of employment under his or her CoC Severance Agreement, as described in more detail above under “Change of Control Severance Agreements.” These benefits are “double trigger benefits” in that they require both the consummation of a change of control and a qualifying termination of employment in order to be payable.
(5)	The amount listed in this column represents the estimated Excise Tax Gross-Up Payment each named executive officer could be entitled to receive. The amount listed in this column includes both the amount of the Excise Tax Gross-Up Payment that would be payable on a “double-trigger” basis upon a qualifying termination of employment on or following a change of control and the amount of the Excise Tax Gross-Up Payment that would be payable on a “single-trigger” basis in connection with a change of control in respect of the accelerated vesting of Medivation Equity Awards and Performance Bonus Payments. In addition to the assumptions described immediately prior to the table above, the numbers in this column are calculated based on (a) named executive officers’ unvested Stock Options, RSUs and PSUs as of August 18, 2016; (b) the assumption that all Stock Options, RSUs and PSUs granted to the named executive officers in the 12 months preceding the Effective Time were granted in the ordinary course of business and not contingent on the Transactions; (c) a 20% excise tax rate; and (d) each named executive officer’s estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amount of the Excise Tax Gross-Up Payment for each named executive officer, if any, will not be determinable until after the consummation of the Transactions. The Excise Tax Gross-Up Payments are described in greater detail in this section above under “—Golden Parachute Compensation.”
(6)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of the Performance Bonus Payments, as described in more detail above under “—Performance Bonuses.”

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time (or such shorter period of employment, as the case may be), Parent will provide, or cause to be provided, to those employees of Medivation who are employed by Medivation or any of its subsidiaries as of immediately prior to the Effective Time, including any of our executive officers, and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) (i) base salary and base wages, (ii) short-term cash incentive compensation opportunities and commission opportunities and (iii) severance payments and benefits, each in an amount no less favorable than that in effect immediately prior to the execution of the Merger Agreement, and other benefits (other than equity compensation)

that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement. Parent has also agreed that for such one-year period the Continuing Employees will be eligible to participate in Parent’s equity plan on a basis consistent with similarly situated employees of the Parent and its subsidiaries.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Medivation and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Medivation, on the one hand, and Parent, Purchaser, any of their affiliates or Medivation, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Medivation entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Under our director compensation arrangements effective April 2015, as amended December 2015, upon initial election to the Medivation Board, each non-employee director is entitled to receive an initial grant of equity equal to a Black-Scholes value of $525,000, split equally between Stock Options and RSAs. The Stock Options have an exercise price per Share equal to the closing sales price of a Share on the date of grant. The Stock Options vest over four years, with 25% of the shares vesting on the one-year anniversary of the date of grant, and the remainder vesting monthly in 36 equal installments over the next three years. The RSA grants vest with respect to 1/3 of the shares on each of the first, second and third anniversaries of the vesting date as determined based on Medivation’s company policy.

In addition to the initial Stock Option grants and RSA grants, each non-employee director is entitled to receive an additional annual grant of equity each year equal to a Black-Scholes value of $350,000, split equally between Stock Options and RSAs. The Stock Options have an exercise price per Share equal to the closing sales price of a Share on the date of grant. Both Stock Options and RSA grants received from an annual grant vest on the earlier of one year from the date of grant or the next annual shareholder meeting.

As provided for by the terms of our Amended and Restated 2004 Equity Incentive Award Plan, in the event of a change of control, the vesting of all Medivation Equity Awards will accelerate and all awards will become fully exercisable or payable, as applicable, and all forfeiture restrictions on such Medivation Equity Awards will lapse immediately prior to the change of control. Under our Amended and Restated 2004 Equity Incentive Award Plan, a “change of control” generally includes the acquisition by any person or group of 50% or more of our voting securities (subject to exceptions), certain incumbent directors ceasing to constitute a majority of our Board, our merger, consolidation, reorganization, sale of assets or other extraordinary corporate transaction unless our outstanding voting securities continue to represent at least a majority of the combined voting power of the surviving corporation, or our liquidation or dissolution. We provided these benefits to promote the ability of our directors to act in the best interests of our stockholders, despite the possibility that they will not continue as directors as a result of the change of control transaction.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification existing in favor of the present directors and officers of Medivation or its subsidiaries (the “Acquired Companies”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation, bylaws and other charter and organizational documents of the applicable Acquired Companies (as in effect as of the date of the Merger Agreement) and as provided in specified indemnification agreements between the Acquired Companies and such persons, shall survive the Merger and shall be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns) shall, to the extent described in the preceding paragraph, (i) indemnify and hold harmless each of the present officers and directors of the Acquired Companies in his or her capacity as an officer or director of an Acquired Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of an Acquired Company in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of an Acquired Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions and (ii) advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by such indemnified persons in connection with matters for which such indemnified persons are eligible to be indemnified pursuant to the Merger Agreement after receipt by Parent of a written request for such advance, subject to the execution by such indemnified persons of appropriate undertakings in favor of the Parent and the Surviving Corporation to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such indemnified person is not entitled to be indemnified under the Merger Agreement.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain, and will cause its subsidiaries to maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by Medivation and its subsidiaries as of the date of the Merger Agreement for the benefit of the indemnitees on terms no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Parent or Medivation may purchase a six-year “tail” policy; provided, however, that in no event shall the Surviving Corporation be required to expend an amount in excess of 300% of the annual premium currently payable by the Acquired Companies with respect to such current policy. If the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On August 20, 2016, Medivation, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11— “The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15— “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by Purchaser with the SEC on August 22, 2016 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Medivation to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Medivation at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Medivation in Medivation’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Medivation’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Medivation, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Medivation’s other public filings.

Confidentiality Agreement

On June 29, 2016, Parent and Medivation entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Medivation agreed that, subject to certain exceptions, Parent and its representatives would keep the Confidential Information (as defined in the Confidentiality Agreement) strictly confidential and would not (except as required by law but only after compliance with the Confidentiality Agreement or with Medivation’s prior written consent) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction with Medivation. The Confidentiality Agreement includes a standstill provision for the benefit of Medivation that expires on December 29, 2016 but terminates if (i) Medivation enters into a definitive agreement with any third party not affiliated with Medivation with respect to a merger, sale of assets or securities or other business combination as a result of which such third party would succeed to a majority of the voting securities of Medivation or majority of the assets of Medivation and its subsidiaries (taken as a whole) or any surviving or resulting parent company, (ii) a tender offer or exchange offer is commenced for Medivation’s voting securities, which, if consummated, would result in a third party acquiring a majority of the voting securities of Medivation and the Medivation Board recommends in favor of such offer or fails to recommend that its stockholders reject such offer within ten business days after its commencement or (iii) the individuals who currently constitute the Medivation Board cease to constitute at least a majority of the members of the Medivation Board.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On August 20, 2016, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Medivation and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Parent and Purchaser, (iii) approved the execution, delivery and performance by Medivation of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Medivation tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares tender their Shares pursuant to the Offer.

(i)	Background of Offer and Merger

The Medivation board of directors frequently reviews, with Medivation’s management, and with the assistance of its outside financial and legal advisors, Medivation’s strategic and financial alternatives in light of developments in Medivation’s business, in the sectors in which it competes, in the economy generally and in financial markets. The alternatives reviewed have included large and small acquisitions, mergers and a sale of Medivation, and, from time to time, Medivation has received inquiries from third parties seeking to determine Medivation’s interest in a sale transaction.

On March 22, 2016, Olivier Brandicourt, Chief Executive Officer of Sanofi, contacted David Hung, M.D., President and Chief Executive Officer of Medivation, on an unsolicited basis, and requested a telephone discussion.

On March 24, 2016, the Medivation board of directors held a special meeting attended by management of Medivation and representatives of Cooley LLP (“Cooley”), Medivation’s legal advisor, and J.P. Morgan Securities LLC (“J.P. Morgan”), retained as independent financial advisor to Medivation in connection with routine advanced preparedness for defense and general strategic advice and based on J.P. Morgan’s long history with the Company and expertise in Medivation’s general industry (see Item 5. “Person/Assets Retained, Employed Compensated or Used” below). At this meeting, the Medivation board of directors discussed Dr. Brandicourt’s request for a call and meeting. At the conclusion of the meeting, the Medivation board of directors directed Dr. Hung to proceed with an initial call and report any relevant discussion.

On March 25, 2016, Drs. Brandicourt and Hung had an initial telephone discussion during which Dr. Brandicourt expressed interest in pursuing a possible strategic transaction. Dr. Brandicourt did not indicate a potential price or range of prices for any such transaction. Dr. Hung told Dr. Brandicourt that he would report Sanofi’s interest to the Medivation board of directors.

In late March 2016, media publications reported rumors of Sanofi’s potential acquisition interest in Medivation and that Medivation had hired financial advisors in connection with the defense of a possible strategic transaction. Following those media reports, three industry participants contacted J.P. Morgan to indicate an interest in participating in any strategic discussions Medivation might initiate and a fourth industry participant contacted Dr. Hung to express interest in the same.

On April 1, 2016, the Medivation board of directors held a special meeting attended by management of Medivation and representatives of J.P. Morgan and Cooley to discuss the preliminary interest conveyed by Dr. Brandicourt, as well as the communications received from the four other parties. The Medivation board of directors evaluated, with input from its financial and legal advisors, Sanofi’s expression of interest, as well as the communications received from the four other parties. The Medivation board of directors determined that, given the speculative nature of the expressions of interest, the then-current market price of Medivation’s Common Stock (as well as the relative position of the equity markets generally) and the potential value in Medivation’s well-defined strategic plan, it was not the appropriate time for Medivation to engage in discussions relating to a strategic transaction with Sanofi or any other party.

On April 3, 2016, Dr. Hung informed Dr. Brandicourt that the Medivation board of directors, following a review and discussion of Dr. Brandicourt’s expression of interest, had determined that it was not an appropriate time for Medivation to engage in discussions relating to a possible strategic transaction.

On April 15, 2016, Dr. Hung received an unsolicited letter, dated April 13, 2016, from Dr. Brandicourt, setting forth a non-binding proposal from Sanofi to acquire Medivation for $52.50 per share of Medivation’s Common Stock, subject to the completion of due diligence, the negotiation and execution of definitive agreements, and the approval of Sanofi’s board of directors (“Sanofi’s $52.50 proposal”).

Later that day, the Medivation board of directors convened a special meeting to discuss, with management of Medivation and representatives of J.P. Morgan and Cooley, Sanofi’s $52.50 proposal. The Medivation board of directors determined that additional review, discussion and analysis were required prior to any formal response to Sanofi.

On April 20, 2016, Douglas Giordano, Senior Vice President, Worldwide Business Development at Pfizer contacted Dr. Hung to indicate an interest in participating in any strategic discussions Medivation might initiate.

On April 22, 2016, the Medivation board of directors held a regular meeting at which, among other topics, the Medivation board of directors continued to discuss and evaluate Sanofi’s $52.50 proposal with its legal advisors and determined to engage Evercore Group L.L.C. (“Evercore”) as an additional independent financial advisor to Medivation, based on Evercore’s historical work with key constituents in Medivation’s industry and Evercore’s reputation as a financial advisor to companies in unsolicited strategic transaction scenarios. At this meeting, the Medivation board of directors also scheduled special meetings of the Medivation board of directors to be held on April 27, 2016 and April 28, 2016 to further review and analyze Sanofi’s $52.50 proposal.

At a special meeting of the Medivation board of directors on April 27, 2016, the Medivation board of directors continued its review of Sanofi’s $52.50 proposal with input from management of Medivation and representatives of J.P. Morgan and Cooley.

On April 28, 2016, Sanofi issued a press release publicly announcing Sanofi’s $52.50 proposal.

Later that morning, the Medivation board of directors held its previously scheduled special meeting at which it continued its review of Sanofi’s $52.50 proposal with input from management of Medivation and representatives of Evercore, J.P. Morgan, Cooley and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), which Medivation had retained as an additional legal advisor. Following those discussions, the Medivation board of directors unanimously rejected Sanofi’s $52.50 proposal, concluding that Sanofi’s $52.50 proposal substantially undervalued Medivation, and was not in the best interests of Medivation and its stockholders.

On April 29, 2016, Medivation issued a press release announcing the Medivation board of directors’ determination. Later that same day, the Medivation board of directors held a special meeting attended by management of Medivation and representatives of Cooley, Wachtell Lipton and Richards, Layton & Finger, P.A., Medivation’s Delaware counsel, at which it approved amendments to the Medivation Bylaws in order to (i) put in place certain procedural requirements in connection with any stockholder action by written consent (including the appointment by Medivation of independent inspectors of election in the event of any stockholder consent solicitation) and (ii) select the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions or proceedings brought on behalf of, or against, Medivation.

On May 2, 2016, Mr. Giordano and Dr. Hung spoke by phone and Mr. Giordano expressed Pfizer’s continued interest in participating in any strategic discussions Medivation might initiate.

Early on the morning of May 5, 2016, Sanofi issued a press release restating the terms of Sanofi’s $52.50 proposal and threatening to commence a stockholder consent solicitation to remove and replace the Medivation board of directors if Medivation did not engage in discussions with Sanofi. Later that morning, Medivation issued a press release reiterating its rejection of Sanofi’s “substantially inadequate” proposal.

On May 5, 2016, Medivation hosted a live teleconference in which members of Medivation’s senior management team discussed Medivation’s first quarter 2016 results and presented an overview of Medivation’s business performance and future prospects.

From May 9, 2016 through May 17, 2016, Sanofi and Weil Gotshal & Manges LLP (“Weil Gotshal”), Sanofi’s legal counsel, contacted Medivation and its legal counsel, respectively, to express Sanofi’s interest in signing a confidentiality agreement and receiving due diligence materials on Medivation. Weil Gotshal on behalf of Sanofi stated that Sanofi could pay more (but did not indicate how much more), but that Sanofi would need to receive confidential information before doing so. Representatives of Wachtell Lipton and Cooley informed representatives of Weil Gotshal that this was a matter for the Medivation board of directors to decide but that the Medivation board of directors had already determined that the price offered by Sanofi was “substantially inadequate” and that Sanofi’s $52.50 proposal was not a reasonable basis to begin a negotiation. Representatives of Wachtell Lipton and Cooley also noted that Sanofi was free to send a confidentiality agreement to Medivation to show the terms to which it would be willing to agree in order to obtain access to certain confidential information of Medivation.

On May 12, 2016, Sanofi announced that it had filed for premerger notification under the HSR Act with the U.S. Department of Justice Antitrust Division (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”).

On May 13, 2016, at a meeting of the board of directors of Medivation, Dr. Hung and representatives of Evercore and J.P. Morgan updated the board with respect to matters involving Sanofi’s $52.50 proposal. Representatives of Cooley and Wachtell Lipton also reviewed certain legal matters with respect to the anticipated consent solicitation process. The Medivation board of directors asked questions and discussed matters related to Sanofi’s $52.50 proposal and the anticipated consent solicitation process, with input from its financial and legal advisors.

On May 17, 2016, Dr. Brandicourt sent Dr. Hung a letter expressing Sanofi’s desire to sign a confidentiality agreement and engage in discussions with respect to a strategic transaction. In response, Dr. Hung sent the following letter to Dr. Brandicourt:

May 17, 2016

Olivier Brandicourt

Chief Executive Officer

54, rue La Boetie

75008 Paris, France

Dear Olivier:

Over the past week, representatives and advisors of Sanofi have made a number of phone calls to our advisors, all conveying a similar message—that Sanofi may consider an increase to its proposed price but first must review Medivation’s proprietary information. While we appreciate the measured tone of your most recent letter dated May 17, Sanofi’s proposal remains unchanged. What matters for Medivation and its Board is value for our shareholders. As we have previously said, Sanofi’s proposal of $52.50 per share in cash for Medivation substantially undervalues our company and is not an appropriate basis upon which to consider evaluation of a potential strategic combination.

We are extremely comfortable that our Board’s position is well understood by and reflects the overwhelming sentiment of our shareholders. Our Board reached its view about Sanofi’s proposal based on a thorough analysis of our company’s marketed product’s commercial momentum and outlook, our pipeline’s excellent prospects and our company’s track record of successful drug development and delivering outstanding value to our shareholders. We are confident that what we continue to build will be highly beneficial to patients and, we believe, extraordinarily valuable to our shareholders.

Our Board is committed to act so that our shareholders realize the value we have created and are continuing to create. The value which Sanofi proposes is not close to a reasonable starting point for providing information or commencing discussions.

Very truly yours,

/s/ David Hung, M.D.

David Hung, M.D.

On May 20, 2016, Mr. Giordano contacted Dr. Hung by telephone. During that conversation, Mr. Giordano reiterated Pfizer’s interest in participating in any potential negotiated transaction process that Medivation might initiate and highlighted the strategic fit of Pfizer and Medivation.

On May 25, 2016, Sanofi filed with the SEC a preliminary consent solicitation statement (as amended, the “Consent Solicitation”), seeking the consent of Medivation stockholder to four proposals, including (1) the removal of each of the eight existing directors of the Medivation board and (2) the replacement of those directors with eight nominees selected by Sanofi (the “Sanofi Proposals”).

On May 27, 2016, Medivation filed with the SEC a preliminary consent revocation statement (the “Consent Revocation”), urging the Medivation stockholders to revoke consent to the Sanofi Proposals for the reasons set forth at length in the Consent Revocation.

On June 21 and 22, 2016, the Medivation board of directors met with Medivation’s senior management team, and Medivation’s outside financial advisors and legal advisors to review and discuss, among other matters, the ongoing Consent Solicitation. The board considered the possibility that Sanofi would revise and make public an increased proposal offer, but that the offer would remain unattractive in terms of value. The Medivation board considered that an unattractive offer made at such time could result in market pressure to engage in a change of control transaction in which the Medivation stockholders would not receive appropriate value for their shares. In light of the foregoing, the Medivation board was of the view that it should seek to control any process to explore the value that might be obtained in a transaction with a third party. Accordingly, the Medivation board directed J.P. Morgan and Evercore to contact select industry participants, to determine respective levels of preliminary interest in a strategic process, with the objective of expeditiously entering into confidentiality agreements. These industry participants would include the four companies that had contacted J.P. Morgan and Dr. Hung in late March 2016, Pfizer, which had first contacted Dr. Hung on April 20, 2016, as well as a number of other parties selected by the Medivation board of directors based on perceived interest and ability to review and consummate a transaction. Cooley summarized for the board the principal terms of the contemplated form of confidentiality agreement, which included a customary standstill provision with a fall-away upon an alternative transaction. The Medivation board of directors determined that following execution of satisfactory confidentiality agreements with one or more other parties, Medivation would privately offer Sanofi the opportunity to enter into the process and receive confidential information, provided that Sanofi entered into a confidentiality and standstill agreement on substantially the same terms as the other interested parties, and terminate the Consent Solicitation.

From late June 2016 through early July 2016, J.P. Morgan and Evercore contacted eleven industry participants, which included Pfizer and the four companies that had initially indicated interest in late March 2016. Medivation also contacted a twelfth industry participant to explore preliminary interest in a potential strategic transaction.

On June 27, 2016, Medivation received a private letter with an increased proposal from Sanofi of $58.00 per share in cash plus a contingent value right (“CVR”) of up to $3.00 per share, conditioned on certain revenue metrics.

On June 29, 2016, Medivation entered into confidentiality agreements with Pfizer and one additional party initially contacted by Medivation’s financial advisors.

On June 30, 2016, the Medivation board of directors met telephonically to discuss Sanofi’s revised unsolicited proposal, together with members of Medivation’s senior management, and the Company’s legal and financial advisors. Cooley provided an update for the board on current contacts with third parties and the executed confidentiality agreements. Medivation’s financial advisors provided their respective preliminary valuation overviews and analyses for Medivation. Following these presentations and further discussion, the Medivation board of directors unanimously rejected Sanofi’s unsolicited revised proposal as not in the best interests of Medivation and its stockholders and directed the management team and advisors to communicate the determination to Sanofi while at the same time offering Sanofi the opportunity to enter into a confidentiality and standstill agreement with Medivation on substantially the same terms being offered to (and entered into) by other interested parties.

On July 5, 2016, Medivation entered into a confidentiality agreement with Sanofi, pursuant to which Sanofi agreed to terminate its Consent Solicitation and be bound by a six-month standstill, subject to limited termination events, in order to facilitate friendly confidential discussions and a due diligence investigation. Later that day, Medivation announced in a press release that, among other things: (1) Medivation had entered into confidentiality agreements with Sanofi and a number of other parties, and (2) prior to entering into the confidentiality agreement with Sanofi, Medivation had received the revised unsolicited proposal from Sanofi for $58.00 per share and a CVR of up to $3.00 per share and the board of directors of Medivation had unanimously rejected it as not in the best interests of Medivation and its stockholders.

On July 7, 2016, Medivation granted Pfizer, and the other interested parties that had executed confidentiality agreements with Medivation, access to an electronic data room containing certain information regarding Medivation’s business and operations. Throughout the diligence process, Medivation engaged in diligence calls and responded to written diligence requests from each of the parties that entered into confidentiality agreements with Medivation.

Also on July 7, 2016, Dr. Hung met with Ian Read, Chief Executive Officer of Pfizer, Dr. Mace Rothenberg, Chief Development Officer, Oncology at Pfizer and Dr. Mikael Dolsten, President of Worldwide Research and Development at Pfizer. During this meeting, the Pfizer management team expressed Pfizer’s continued interest in exploring a potential negotiated strategic transaction with Medivation.

On July 9, 2016, Medivation entered into a confidentiality agreement with a fourth industry participant initially contacted by Medivation’s financial advisors.

On July 13, Medivation entered into a confidentiality agreement with a fifth industry participant initially contacted by Medivation’s financial advisors.

For reference, other than Pfizer, the industry participants with which Medivation entered into confidentiality agreements as described above are hereinafter referred to as “Company 1,” “Company 2,” “Company 3,” and “Company 4.” Together, Pfizer, Company 1, Company 2, Company 3 and Company 4 are referred to as the “Interested Parties.”

On July 14, 2016, Medivation held a management presentation at Cooley’s offices in San Francisco with Pfizer. That night, Dr. Hung and other members of Medivation’s management team had dinner with members of Pfizer’s management team.

Over the course of July 15, 2016 through July 21, 2016, Medivation held a series of in-person full-day management presentations with core business teams from each of the other Interested Parties.

On July 19 and 20, 2016, representatives of J.P. Morgan and Evercore sent a letter to each of the Interested Parties with guidelines for the Interested Party to submit a written, non-binding preliminary proposal for the potential acquisition of Medivation. The letter requested submission of the preliminary proposal by 5:00 p.m. Pacific Time on August 8, 2016 and stated that if Medivation decided to continue exploring potential interest in a transaction, a limited number of qualified parties might be invited to enter into further discussions and be provided additional due diligence materials.

In the five week period between Medivation’s initial opening of the electronic data room on July 7, 2016 and the deadline for preliminary proposals on August 8, 2016, Medivation held a series of calls regarding due diligence and the potential strategic transaction process with each Interested Party at its request.

Also in that five week period, the Medivation board of directors met five times telephonically. During each of those meetings, the Medivation board of directors discussed the course of due diligence and the potential strategic transaction process with Medivation’s management team and advisors.

On August 8, 2016, each of the Interested Parties submitted non-binding written preliminary proposals for the acquisition of Medivation. Pfizer submitted a preliminary proposal for the all-cash acquisition of Medivation for $65.00 per Share. Company 1 submitted a preliminary proposal for the all-cash acquisition of Medivation for $71.00 per Share. Company 2 submitted a preliminary proposal for the all-cash acquisition of Medivation for $62.00—$64.00 per Share. Company 3 submitted a preliminary proposal to acquire Medivation for $60.00 per Share in cash, plus CVRs of up to $10.00 per Share, conditioned on certain revenue metrics. Company 4 submitted a preliminary proposal to acquire Medivation for $63.00 per Share in cash, plus CVRs of up to $5.00 per Share conditioned on certain regulatory milestones for pipeline assets.

On August 10, 2016, the Medivation board of directors met telephonically with Medivation’s senior management and legal and financial advisors to discuss the preliminary proposals. After a presentation from the financial advisors, including a review of the Company’s stock price and a comparison of the non-binding proposals, the Medivation board of directors discussed strategies for next steps and a proposed timeline for the transaction process. Following that discussion, the Medivation board of directors authorized Medivation’s financial advisors to advance Pfizer, Company 1, and Company 4 into a second and confirmatory round of due diligence and the continuation of the strategic transaction process, including negotiation of a proposed acquisition agreement. The Medivation board of directors also authorized Medivation’s financial advisors to inform Company 2 and Company 3 that their preliminary proposals were not competitive with those of the other Interested Parties and that they would not be invited to continue in the strategic transaction process. Following the meeting, at the direction of Medivation’s board of directors, Medivation’s financial advisors notified each of Pfizer, Company 1 and Company 4 that such Interested Party, together with several other Interested Parties, was being invited to a subsequent round of the potential strategic transaction process.

On August 11, 2016, at the direction of Medivation’s board of directors, Medivation’s financial advisors distributed a draft merger agreement to Pfizer, Company 1, and Company 4. Later that day, Medivation’s financial advisors communicated to Company 2 and Company 3 that their preliminary proposals had not been competitive from a valuation perspective and that Company 2 and Company 3 would not advance in the transaction process at their then-current valuation. At that time, Company 2 communicated by telephone to Medivation’s financial advisors that Company 2 would submit a revised initial bid proposal for an all-cash acquisition of Medivation at $70.00 per Share. Medivation’s financial advisors responded that Company 2 would not be advanced in the process in the absence of a competitive revised proposal in writing.

On August 12, 2016, Company 2 and Company 3 submitted written revised proposals for an all-cash acquisition of Medivation, at $70.00 per Share and $70.50 per Share, respectively. Later that day, Medivation’s financial advisors provided Company 2 and Company 3 with the draft merger agreement and access to the second stage of confirmatory diligence.

On August 14, 2016, J.P. Morgan and Evercore sent a written instruction letter to each Interested Party, requiring a definitive written proposal by 12:00 p.m. Pacific Time on Friday, August 19, 2016. The instructions also requested that each Interested Party submit any comments on the draft of the merger agreement by 5:00 p.m. Pacific Time on Thursday, August 18, 2016.

On August 18, 2016, each Interested Party submitted a revised draft of the merger agreement to Medivation representatives. That evening, Medivation’s legal advisors met telephonically with members of Medivation’s management team to review the marked agreements and to discuss response strategy.

On Friday, August 19, 2016, each of Pfizer, Company 1, Company 2, and Company 3 submitted a definitive proposal for an all-cash acquisition of Medivation. Company 4 declined to submit a definitive proposal and ceased participation in the strategic transaction process. The definitive proposals, in order of increasing valuation, were from Company 3 for $72.50 per Share in cash, Company 1 for $73.00 per Share in cash, Company 2 for $75.50 per Share in cash, and Pfizer for $77.00 per Share in cash. Together with their definitive proposals, each of Company 1 and Company 3 also submitted a revised version of the merger agreement.

That afternoon, the Medivation board of directors met telephonically with Medivation’s senior management and legal and financial advisors to discuss the definitive proposals and marked agreements received from Pfizer, Company 1, Company 2 and Company 3. Medivation’s management team provided an overview of the conversations and meetings with the Interested Parties over the course of the diligence process. The financial advisors presented to the board of directors a review of the bidding process and positions of the Interested Parties over the course of the bidding process. Cooley and Wachtell Lipton summarized and compared the revised drafts of the merger agreements provided by the relevant Interested Parties, including a thorough discussion of the material adverse effect provision and other conditions to closing the proposed transaction. After further discussions, including as to the matters discussed in the section entitled “—Reasons for the Merger; Recommendation of the Medivation Board of Directors,” the Medivation board of directors authorized Medivation’s financial advisors to communicate to the remaining Interested Parties that best and final proposals (to include confirmation that no further diligence would be required) would be due on August 20, 2016, by 12:00 p.m. Pacific Time. The Medivation board of directors authorized Medivation’s financial advisors to inform the Interested Parties that the Medivation board of directors intended to review the proposals promptly after the deadline at a meeting scheduled for the afternoon of Saturday, August 20, 2016, with the intention of identifying a successful bidder and executing a merger agreement promptly following the completion of that meeting. The Medivation board of directors authorized Medivation’s financial advisors to inform each Interested Party that such Interested Party should assume that it would not receive a call or other notification on August 20, 2016, if its proposal was not the highest, and, accordingly, each Interested Party was urged to put forward its best proposal at that time. Following the meeting, Medivation’s financial advisors delivered that message to each of Pfizer, Company 1, Company 2 and Company 3.

During the evening of Friday, August 19, 2016 and early morning of Saturday, August 20, 2016, Wachtell Lipton and Cooley sent revised drafts of the merger agreement to each of Pfizer, Company 1, Company 2 and Company 3. In the evening of August 19, 2016, Company 3 notified Medivation’s financial advisors that Company 3 would not be submitting a revised proposal.

On the morning of Saturday, August 20, 2016, at the request of legal advisors of Pfizer and Company 2, Wachtell Lipton and Cooley met telephonically with those legal advisors to answer questions concerning the form of merger agreement provided by Medivation’s legal advisors the previous evening. In each of these separate discussions, the representatives of Pfizer and the representatives of Company 2 indicated that Pfizer and Company 2, respectively, were prepared to accept and enter into a merger agreement substantially in the form proposed by Medivation the previous evening. During these conversations, Medivation’s legal advisors also repeated the instructions previously given to the Interested Parties to the effect that the Interested Party should expect that Medivation would enter into a merger agreement with the party submitting the best proposal at the noon deadline, and the Interested Party should not assume it would have any further opportunity to improve or increase its proposal should its proposal not be the highest and best.

Later that morning, on August 20, 2016, beginning at 11:51 a.m. Pacific Time, each of Pfizer, Company 1, and Company 2 submitted a final proposal, each of which had been approved by the board of directors of the respective bidding party and each of which included confirmation that it was not subject to further diligence, and a revised draft of the merger agreement. Pfizer submitted a revised final proposal to acquire Medivation for $81.50 per share. Company 1 submitted a revised final proposal to acquire Medivation for $80.25 per share. Company 2 submitted a revised final proposal to acquire Medivation for $80.00 per share.

Immediately thereafter, at 12:15 p.m. Pacific Time on August 20, 2016, the Medivation board of directors met telephonically with representatives of Medivation’s senior management and the Company’s legal and financial advisors to consider the final proposals and corresponding merger agreements. At that meeting, representatives of J.P. Morgan and Evercore presented the final proposals from Pfizer, Company 1 and Company 2. Representatives of Cooley and Wachtell Lipton reviewed each proposal and confirmed that the final proposal merger agreements had substantially similar principal terms, with minor revisions to be made, and no material changes from the terms reviewed in the previous day’s meeting on August 19, 2016. The Medivation board of directors and its advisors then discussed the final valuation proposals. After discussion among the board of directors and its advisors, each of J.P. Morgan and Evercore delivered an oral opinion with respect to the Pfizer final proposal, confirmed by delivery of a written opinion dated August 20, 2016, to the board of directors of Medivation to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in each financial advisor’s written opinion, the consideration to be paid to the holders of Medivation common stock in the proposed Offer and the Merger, consisting of $81.50 per share in cash, was fair, from a financial point of view, to such holders. Representatives of Wachtell Lipton then reviewed the principal terms of the merger agreement that had been negotiated with Pfizer, including (1) the fiduciary duty exceptions that would permit Medivation to negotiate and accept an unsolicited superior proposal, subject to compliance with Pfizer’s match rights, (2) the size of the termination fee to be paid by Medivation in the event Medivation were to terminate the Pfizer transaction in order to accept an alternative transaction with another party, and (3) the conditions to consummation of the tender offer, including those with respect to antitrust legal requirements and a material adverse effect, and answered questions from the Medivation board of directors about the conditions to the tender offer. The Medivation board also discussed amending the Rights Agreement in order to permit the tender offer, the merger and the other transactions contemplated by the merger agreement to occur without triggering any distribution or other adverse event to Pfizer or its affiliates under the Rights Agreement (the “Rights Amendment”). Representatives of J.P. Morgan and Evercore reviewed the financial analyses supporting their fairness opinions. Representatives of Cooley provided a review for the board of the board’s fiduciary duties. Following the delivery of such oral opinions, and after further discussion, including as to the matters discussed in the section entitled “—Reasons for the Merger; Recommendation of the Medivation Board of Directors,” the Medivation board of directors unanimously determined that to enter into the Pfizer merger agreement would be advisable, fair, and in the best interests of Medivation and its stockholders and unanimously approved that merger agreement and the merger.

Also on August 20, 2016, following approval of the Medivation board of directors, Pfizer and Medivation executed the merger agreement and Medivation executed the Rights Amendment. On August 22, 2016, the parties issued a joint press release announcing the transaction.

(ii)	Reasons for Recommendation

Our Board of Directors, with the assistance of Medivation’s senior management and its financial and legal advisors, evaluated the Merger Agreement and the Transactions and unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Medivation and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Parent and Purchaser, (iii) approved the execution, delivery and performance by Medivation of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Medivation tender their Shares to Purchaser pursuant to the Offer.

In the course of reaching its unanimous determination, our Board of Directors carefully considered the following reasons that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:

•

Premium to Market Price. Our Board of Directors considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in Medivation’s industry and general market indices, and the fact that the cash Offer Price of $81.50 per Share represents a compelling premium to historical market prices of the Shares, including (1) a 56.6%

premium to the closing price of the Shares on April 27, 2016, the last full trading day prior to the public announcement of the initial unsolicited proposal by Sanofi; (2) a 27.2% premium to the average closing prices for the Shares for the 30-day period ended on August 19, 2016, the last full trading day before the Transactions were approved by our Board of Directors; (3) a 69.8% premium to the average closing prices for the Shares for the 52-week period ended on August 19, 2016; and (4) a 21.4% premium to the closing price of the Shares on August 19, 2016.

•	Certainty of Value. Our Board of Directors considered that the Offer Price and the Merger Consideration is all cash, so that the Transactions provide certainty, immediate value and liquidity to our stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with Medivation’s standalone strategy.

•	Best Strategic Alternative for Maximizing Stockholder Value. Our Board of Directors determined, after a thorough review of strategic alternatives and discussions with Medivation management and its financial and legal advisors that the Offer Price is more favorable to the stockholders of Medivation than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

•	Our Board of Directors considered that Medivation had conducted a lengthy and thorough process, directed by our Board of Directors, during which representatives of Medivation contacted 15 parties regarding interest in a potential transaction, entered into confidentiality agreements and engaged in due diligence with or provided management presentations to five potential bidders, received first round indications of interest from all of these five bidders, and ultimately negotiated with Parent as well as all of the other four bidders over several rounds of bidding.

•	Our Board of Directors noted that none of the other four bidders expressed a willingness to make a definitive offer at a price per Share above $80.25, which was lower than the $81.50 price per Share offered by Parent, and that the pattern of bidding, the structure of the process and the conversations and negotiations with all five bidders led our Board of Directors to believe that the $81.50 price per Share was the highest price any potential buyer was willing to offer. In particular, our Board of Directors noted that two of the bidders (Company 3 and Company 4) dropped out of the process, and that the offers of $80.00 per Share and $80.25 per Share from Company 2 and Company 1, respectively, each of which was lower than the $81.50 Offer Price offered by Parent, were in response to requests from Medivation for their “best and final offers.” The Board of Directors also noted that Parent’s offer of $81.50 per Share was in response to a request from Medivation for Parent to propose its “best and final offer.”

•	On several occasions in 2016, including at meetings in March through August, our Board of Directors evaluated carefully, with the assistance of legal and financial advisors and members of Medivation’s senior management, the risks and potential benefits associated with other strategic or financial alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, our Board of Directors considered:

•	an assessment of Medivation’s business, assets (including pipeline assets), prospects, competitive position, regulatory landscape, historical and projected financial performance, short and long term capital needs and the nature of the industry in which Medivation competes; and

•	the risks associated with Medivation’s business and remaining a standalone public company, including risks associated with Medivation’s ability to obtain regulatory approval for its products or to otherwise realize the full potential for its products.

•	Likelihood and Speed of Consummation. Our Board of Directors considered the likelihood of completion of the Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•	the conditions to the Offer and the Merger being specific and limited;

•	the absence of any financing condition in the Merger Agreement;

•	the size and financial strength of Parent, and Parent’s ability to fund the Offer Price with cash;

•	the likelihood of obtaining required regulatory approvals;

•	the remedy of specific performance available to Medivation under the Merger Agreement in the event of breaches by Parent and Purchaser;

•	the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent’s stockholders; and

•	the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. Our Board of Directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which Medivation’s business would be subject to the potential uncertainty of closing and related disruption.

•	Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Transactions in Order to Accept a Superior Proposal. Our Board of Directors considered the terms of the Merger Agreement permitting Medivation to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

•	Medivation’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•	the provision of the Merger Agreement allowing our Board of Directors to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $510 million, which amount the directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•	the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that Medivation’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or a material event or development or change in circumstances.

•	Fairness Opinions from J.P. Morgan and Evercore. Our Board of Directors considered the separate financial analyses presentations of J.P. Morgan and Evercore and the oral opinions of J.P. Morgan and Evercore, subsequently confirmed in writing, rendered to our Board of Directors, to the effect that, as of August 20, 2016 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan and Evercore in preparing the opinions, as set forth therein, the consideration to be paid to Medivation’s common stockholders in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders (see below under “—Opinions of Financial Advisors”). The full text of the written opinions of J.P. Morgan and Evercore, each dated August 20, 2016, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, have been included as Annex I and Annex II, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Our Board of Directors also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:

•	the fact that Medivation would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of Medivation or benefit from the successful execution of Medivation’s current strategy as a public company;

•	the potential risk of diverting management attention and resources from the operation of Medivation’s business and towards completion of the Offer and the Merger;

•	the risk of incurring substantial expenses related to the Offer and the Merger;

•	the risk that all conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

•	the risks and costs to Medivation if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on Medivation’s employees, customers and other parties, which may impair Medivation’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with Medivation;

•	the possibility that under certain circumstances, Medivation may be required to pay Parent a termination fee of $510 million;

•	the fact that the gain realized by Medivation’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the restrictions in the Merger Agreement on the conduct of Medivation’s business prior to the consummation of the Merger, which may delay or prevent Medivation from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

•	various other risks associated with the Merger and the business of Medivation described in the section entitled “Risk Factors.”

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

The foregoing description of the consideration by our Board of Directors of the reasons supporting the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements”.

(iii)	Certain Unaudited Prospective Financial Information

Medivation does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in connection with the review of potential strategic alternatives, at the direction of the Board of Directors, management of Medivation prepared three sets of unaudited, long-range financial projections (collectively “Projections”), reflecting three different scenarios, with each scenario using a different set of assumptions about future regulatory approvals for Medivation’s products: (a) a case that included (i) indications for which Medivation has or has filed for regulatory approval, (ii) indications that are being evaluated in ongoing registrational trials, (iii)

indications that are being evaluated in ongoing trials where top-line results are expected to be available in calendar year 2016 and (iv) indications for which Medivation expected registrational trials to be initiated in calendar year 2016 (collectively, the “Scenario 1 Case”)1; (b) a case that included all of the indications described in the foregoing clause “(a)” and also included (i) all indications that are being evaluated in ongoing trials where top-line results are expected to be reported in calendar year 2017 or in later years and (ii) indications for enzalutamide and pidilizumab where Medivation planned to initiate studies in 2017 or in later years (collectively, the “Scenario 2 Case”)2; and (c) a case that included all of the indications described in the foregoing clauses “(a)” and “(b)” and also included all indications for talazoparib where Medivation planned to initiate clinical studies in calendar year 2017 or in later years (collectively, the “Scenario 3 Case”)3.

Medivation provided the Projections to the Board of Directors and to J.P. Morgan and Evercore and directed each of J.P. Morgan and Evercore, respectively, to use the Projections in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analyses, as described above under the heading “—Opinions of Financial Advisors” in this Item 4 of this Schedule 14D-9. The Scenario 3 Case was provided to Parent and to each of Company 1, Company 2, Company 3 and Company 4.

The summary of the Projections set forth below is included solely to give Medivation stockholders access to certain financial projections that were made available to the Board of Directors and advisors and, solely with respect to the Scenario 3 Case, Parent, Company 1, Company 2, Company 3 and Company 4, and is not being included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose. The Projections were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect numerous estimates and assumptions made by Medivation’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Medivation’s control. For example, in preparing the Projections, Medivation’s management assumed and applied a 20% probability to the Scenario 1 Case and a 40% probability to each of the Scenario 2 Case and the Scenario 3 Case, which assumptions were provided to Medivation’s financial advisors, but not to Parent, Company 1, Company 2, Company 3 and Company 4.

[1]	The Scenario 1 Case includes management projections accounting for (i) XTANDI in three indications for prostate cancer (its currently approved indication of metastatic castration-resistant prostate cancer, non-metastatic castration-resistant prostate cancer and non-metastatic hormone sensitive prostate cancer), and two indications for breast cancer (advanced, diagnostic-positive, triple-negative breast cancer and ER/PR+ Her2- advanced breast cancer), (ii) talazoparib in three indications (germline BRCA-mutated metastatic breast cancer, genetically-selected metastatic castration-resistant prostate cancer as a monotherapy and metastatic ovarian cancer) and (iii) pidilizumab in one indication (diffuse large B cell lymphoma).
[2]	The Scenario 2 Case includes the management projections for XTANDI, talazoparib and pidilizumab included in the Scenario 1 Case, together with management projections accounting for (i) XTANDI for prostate cancer (metastatic hormone sensitive prostate cancer), for breast cancer (adjuvant metastatic triple-negative breast cancer and Her2+ and AR+ advanced breast cancer), and for liver cancer (hepatocellular carcinoma), and (ii) pidilizumab for multiple myeloma and follicular lymphoma.
[3]	The Scenario 3 Case includes the management projections for XTANDI, pidilizumab and talazoparib included in the Scenario 2 Case, together with management projections accounting for talazoparib for Her2- advanced breast cancer, metastatic castration-resistant prostate cancer in combination with low-dose chemotherapy, metastatic castration-resistant prostate cancer in combination with novel hormone therapy, squamous and non-squamous non-small cell lung cancer, glioblastoma multiforme and small cell lung cancer.

The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. The inclusion of the Projections should not be regarded as an indication that we, J.P. Morgan, Evercore, any of their respective affiliates or anyone else who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Medivation’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. Medivation’s management, J.P. Morgan and Evercore do not intend to, and disclaims any obligation to, update, revise or correct the Projections if any of them are or become inaccurate (even in the short term).

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Medivation’s business and its results of operations. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the pharmaceutical industry is, in particular, a highly speculative endeavor.

By including the summary of the Projections in this Schedule 14D-9, none of Medivation, J.P. Morgan, Evercore or any of their respective affiliates or representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Medivation, Parent, Buyer or any of their respective affiliates compared to the information contained in the Projections. Medivation has made no representation to Parent or Buyer, in the Merger Agreement or otherwise, concerning the Projections. Neither Medivation nor J.P. Morgan nor Evercore nor any of their respective affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Projections summarized in this section were prepared during the periods described below and have not been updated to reflect any changes after the date they were prepared. The Projections do not take into account any circumstances or events occurring after the date they were prepared. Stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Scenario 1 Case

(dollars in millions)

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total revenue(1)	$922	$1,251	$1,543	$1,942	$2,497	$2,993	$3,634	$4,507	$5,182	$5,540	$5,677	$5,721	$3,079	$1,994	$1,952	$1,913	$1,248
Operating expenses(2)	($581)	($657)	($702)	($736)	($740)	($718)	($835)	($1,002)	($1,162)	($1,196)	($1,181)	($1,142)	($853)	($716)	($699)	($682)	($437)
EBIT(3)	$341	$594	$841	$1,205	$1,757	$2,275	$2,799	$3,505	$4,021	$4,344	$4,496	$4,579	$2,226	$1,278	$1,254	$1,230	$811
EBIAT(4)	$217	$351	$510	$771	$1,142	$1,477	$1,820	$2,325	$2,683	$2,907	$3,014	$3,071	$1,577	$974	$957	$931	$602
D&A	$7	$9	$11	$14	$17	$20	$26	$33	$39	$42	$44	$44	$28	$21	$20	$20	$13
Capex	($7)	($9)	($12)	($16)	($22)	($27)	($38)	($52)	($64)	($67)	($66)	($63)	($43)	($32)	($28)	($24)	($13)
Change in NWC	$0	$0	($0)	($1)	($2)	($2)	($5)	($7)	($8)	($4)	($1)	($0)	$0	$0	$0	$0	$10
Free Cash Flow(5)	$217	$351	$510	$767	$1,136	$1,469	$1,803	$2,298	$2,650	$2,878	$2,990	$3,052	$1,562	$963	$950	$928	$612

(1)	Revenues shown account for Medivation’s share of XTANDI revenues in accordance with Medivation’s collaboration agreement with Astellas Pharma, Inc. and deductions for certain royalty and milestone payments due to third parties in respect of talazoparib and pidilizumab revenues.
(2)	Excludes early research development expenses not allocable to the programs described in the Scenario 1 Case.
(3)	EBIT is calculated as total revenue minus cost of goods sold, sales, general and administrative expenses, research and development costs, in each case, determined in accordance with GAAP, and non-cash stock-based compensation. EBIT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBIT does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on EBIT in its public filings.
(4)	EBIAT is calculated as EBIT minus taxes. EBIAT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBIAT does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on EBIAT in its public filings.
(5)	Free Cash Flow is calculated as EBIAT plus depreciation & amortization minus capital expenditure and change in net working capital. Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Free Cash Flow does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on Free Cash Flow in its public filings.

Scenario 2 Case

(dollars in millions)

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total revenue(1)	$922	$1,251	$1,543	$1,942	$2,497	$2,994	$3,699	$4,826	$5,821	$6,524	$7,075	$7,347	$4,078	$2,645	$2,579	$2,516	$1,790
Operating expenses(2)	($586)	($696)	($767)	($807)	($816)	($792)	($901)	($1,134)	($1,363)	($1,452)	($1,510)	($1,492)	($1,131)	($952)	($927)	($902)	($634)
EBIT(3)	$336	$555	$776	$1,135	$1,681	$2,202	$2,798	$3,692	$4,458	$5,072	$5,565	$5,856	$2,947	$1,693	$1,652	$1,614	$1,156
EBIAT(4)	$213	$326	$469	$726	$1,094	$1,431	$1,819	$2,443	$2,961	$3,369	$3,693	$3,882	$2,035	$1,238	$1,210	$1,175	$821
D&A	$7	$9	$11	$14	$17	$20	$26	$35	$44	$50	$54	$55	$36	$28	$27	$26	$19
Capex	($7)	($9)	($12)	($16)	($22)	($27)	($39)	($56)	($72)	($81)	($84)	($81)	($57)	($43)	($37)	($31)	($19)
Change in NWC	$0	$0	($0)	($1)	($2)	($2)	($5)	($8)	($10)	($7)	($4)	($1)	$0	$1	$1	$1	$11
Free Cash Flow(5)	$213	$326	$468	$723	$1,087	$1,423	$1,802	$2,414	$2,922	$3,330	$3,658	$3,855	$2,015	$1,223	$1,201	$1,170	$832

(1)	Revenues shown account for Medivation’s share of XTANDI revenues in accordance with Medivation’s collaboration agreement with Astellas Pharma, Inc. and deductions for certain royalty and milestone payments due to third parties in respect of talazoparib and pidilizumab revenues.
(2)	Excludes early research development expenses not allocable to the programs described in the Scenario 2 Case.
(3)	EBIT is calculated as total revenue minus cost of goods sold, sales, general and administrative expenses, research and development costs, in each case, determined in accordance with GAAP, and non-cash stock-based compensation. EBIT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBIT does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on EBIT in its public filings.
(4)	EBIAT is calculated as EBIT minus taxes. EBIAT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBIAT does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on EBIAT in its public filings.
(5)	Free Cash Flow is calculated as EBIAT plus depreciation & amortization minus capital expenditure and change in net working capital. Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Free Cash Flow does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on Free Cash Flow in its public filings.

Scenario 3 Case

(dollars in millions)

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total revenue(1)	$922	$1,251	$1,541	$1,941	$2,497	$3,046	$3,870	$5,157	$6,374	$7,264	$7,989	$8,523	$5,435	$4,048	$3,995	$3,918	$2,590
Operating expenses(2)	($599)	($767)	($888)	($943)	($967)	($941)	($1,019)	($1,291)	($1,576)	($1,735)	($1,857)	($1,936)	($1,640)	($1,473)	($1,448)	($1,414)	($923)
EBIT(3)	$323	$484	$653	$998	$1,530	$2,105	$2,851	$3,866	$4,798	$5,528	$6,132	$6,588	$3,795	$2,575	$2,547	$2,504	$1,667
EBIAT(4)	$205	$255	$346	$589	$962	$1,353	$1,862	$2,583	$3,233	$3,734	$4,145	$4,467	$2,713	$1,943	$1,926	$1,887	$1,229
D&A	$7	$9	$11	$14	$17	$21	$28	$38	$49	$58	$63	$67	$50	$42	$42	$41	$27
Capex	($7)	($9)	($12)	($16)	($22)	($29)	($44)	($65)	($87)	($99)	($104)	($105)	($81)	($66)	($57)	($49)	($27)
Change in NWC	$0	$0	($0)	($1)	($2)	($2)	($7)	($11)	($14)	($10)	($7)	($5)	($2)	$0	$1	$1	$21
Free Cash Flow(5)	$205	$255	$345	$586	$956	$1,343	$1,839	$2,546	$3,182	$3,682	$4,097	$4,425	$2,680	$1,920	$1,911	$1,880	$1,250

(1)	Revenues shown account for Medivation’s share of XTANDI revenues in accordance with Medivation’s collaboration agreement with Astellas Pharma, Inc. and deductions for certain royalty and milestone payments due to third parties in respect of talazoparib and pidilizumab revenues.
(2)	Excludes early research development expenses not allocable to the programs described in the Scenario 3 Case.
(3)	EBIT is calculated as total revenue minus cost of goods sold, sales, general and administrative expenses, research and development costs, in each case, determined in accordance with GAAP, and non-cash stock-based compensation. EBIT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBIT does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on EBIT in its public filings.
(4)	EBIAT is calculated as EBIT minus taxes. EBIAT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBIAT does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on EBIAT in its public filings.
(5)	Free Cash Flow is calculated as EBIAT plus depreciation & amortization minus capital expenditure and change in net working capital. Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Free Cash Flow does not include the impact of any potential synergies or costs related to the Offer or the Merger. Medivation does not disclose or provide guidance on Free Cash Flow in its public filings.

(iv)	Opinions of Financial Advisors

Opinion of J.P. Morgan

Pursuant to an engagement letter dated as of April 20, 2016, Medivation retained J.P. Morgan as its financial advisor in connection with certain strategic planning services related to unsolicited proposals to acquire Medivation. Pursuant to an engagement letter dated as of July 14, 2016, Medivation retained J.P. Morgan as its financial advisor in connection with the potential sale of Medivation, and to deliver a fairness opinion in connection with any proposed offer to acquire Medivation.

At the meeting of the Medivation Board held on August 20, 2016, J.P. Morgan, Medivation’s financial advisor, rendered its oral opinion to the Medivation Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to Medivation’s common stockholders in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its August 20, 2016 oral opinion by delivering its written opinion to the Medivation Board, dated August 20, 2016, that, as of such date, the consideration to be paid to the Medivation’s common stockholders in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of J.P. Morgan dated August 20, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I hereto and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion. Medivation’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Medivation Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and the Merger, was directed only to the consideration to be paid in the proposed Offer and the Merger and did not address any other aspect of the proposed Offer or the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Medivation or as to the underlying decision by Medivation to engage in the proposed Offer and the Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Medivation as to whether such stockholder should tender its Shares into the Offer or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated August 20, 2016 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Medivation and the industries in which it operates;

•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Medivation with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Medivation relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Medivation with respect to certain aspects of the Offer and the Merger, and the past and current business operations of

Medivation, the financial condition and future prospects and operations of Medivation, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Medivation or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Medivation or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Medivation to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and this Schedule 14D-9, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Medivation, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Medivation with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Medivation or on the contemplated benefits of the Offer and the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to Medivation’s common stockholders in the proposed Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Medivation or the underlying decision by Medivation to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and the Merger, or any class of such persons relative to the consideration in the proposed Offer and the Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

The terms of the Merger Agreement, including the consideration, were determined through arm’s length negotiations between Medivation and Parent, and the decision to enter into the Merger Agreement was solely that of the Medivation Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Medivation Board in its evaluation of the proposed Offer and the Merger and should not be viewed as determinative of the views of the Medivation Board or Medivation’s management with respect to the proposed Offer and the Merger or the consideration.

The following is a summary of certain material financial analyses provided by J.P. Morgan to the Medivation Board in connection with J.P. Morgan rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses or data presented by J.P. Morgan, nor does the order of analyses described represent the relative importance or weight given to those analyses by J.P. Morgan. In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Medivation Board on August 20, 2016 and contained in the presentation delivered to the Medivation Board on such date in connection with the rendering of such opinion and the following does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Medivation with similar data for the following selected publicly traded companies:

•	Celgene Corporation

•	Biogen Inc.

•	Shire plc

•	Regeneron Pharmaceuticals, Inc.

•	Alexion Pharmaceuticals, Inc.

•	Vertex Pharmaceuticals Incorporated

•	Actelion Ltd.

•	BioMarin Pharmaceutical Inc.

•	Incyte Corporation

•	Seattle Genetics, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, were, in J.P. Morgan’s judgment, considered sufficiently similar to that of Medivation based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to Medivation and certain of these companies may have characteristics that are materially different from that of Medivation. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Medivation.

For each of the selected companies, J.P. Morgan calculated multiples and ratios based on closing stock prices on August 19, 2016 (the last full trading day prior to the delivery by J.P. Morgan of its opinion to the Medivation Board). For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies was based on information J.P. Morgan obtained from SEC filings, FactSet Research Systems and other Wall Street research. The multiples and ratios for each of the selected companies were based on such information. Among other calculations, with respect to Medivation and the selected companies, J.P. Morgan calculated (1) the multiple of firm value (calculated as the market value of equity on a fully-diluted basis calculated using the treasury stock method, taking into account in-the-money options, restricted stock units and other equity awards and, convertible securities, plus the face value of debt and other adjustments, including preferred equity and minority interest, net of equity in affiliates and cash and cash equivalents (“Firm Value”)) to estimated revenue for calendar year 2017 based on the Scenario 3 Case (as defined in “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” above) (which is referred to in this section as “FV / 2017E Revenue”); (2) the multiple of Firm Value to estimated revenue for calendar year 2018 based on the Scenario 3 Case (which is referred to in this section as “FV / 2018E Revenue”), and (3) the multiple of Firm Value to estimated adjusted EBITDA based on the Scenario 3 Case calculated as net income plus interest expense, taxes, depreciation, amortization of intangibles and stock-based compensation for calendar year 2018 (which is referred to in this section as “FV / 2018E EBITDA”).

Based on this analysis, J.P. Morgan then derived a multiple reference range of (i) 5.4x—12.5x for the FV / 2017E Revenue multiple, (ii) 5.0—10.0x for the FV / 2018E Revenue multiple and (iii) 10.0x—19.0x for the FV / 2018E EBITDA multiple. After applying such ranges to the appropriate Medivation metrics, as set forth in the Scenario 3 Case provided by Medivation to J.P. Morgan, the analysis indicated the following implied per share equity values of the Shares, as compared to the Offer Price of $81.50 per Share:

Public Trading Analysis Implied Equity Value for Medivation

Implied Value Per Share
FV / 2017E Revenue	$41.15 – 90.80
FV / 2018E Revenue	$46.45 – 89.50
FV / 2018E EBITDA	$44.90 – 82.25

Selected Transaction Analysis. Using publicly available information from SEC filings, relevant press releases and FactSet Research Systems, J.P. Morgan examined selected transactions with respect to the firm value implied for the target company (calculated on the basis of the consideration payable in the selected transactions) as a multiple of the target company’s two-year forward estimated revenues, at the time of the transaction announcement (which is referred to as “Two-Year Forward FV / Revenue”). The forward-looking two-year period that was used in each case was the next calendar year for transactions announced on or prior to June 30 of a given year and the calendar year following the next calendar year for transactions announced after June 30 of a given year. These transactions were selected, among other reasons, because the transactions occurred in the past ten years and the businesses involved in these transactions operated in the biotechnology and specialty pharmaceutical industries. The transactions considered are as follows:

Announcement Date	Acquiror	Target
March 4, 2015	AbbVie Inc.	Pharmacyclics, Inc.
December 8, 2014	Merck & Co., Inc.	Cubist Pharmaceuticals, Inc.
August 24, 2014	Roche Holding AG	InterMune, Inc.
December 19, 2013	Bayer AG	Algeta ASA
August 25, 2013	Amgen Inc.	Onyx Pharmaceuticals, Inc.
June 29, 2012	Bristol-Myers Squibb Company and AstraZeneca plc	Amylin Pharmaceuticals, Inc.
November 21, 2011	Gilead Sciences, Inc.	Pharmasset, Inc.
February 16, 2011	Sanofi	Genzyme Corporation
June 30, 2010	Celgene Corporation	Abraxis BioScience, Inc.
May 16, 2010	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.
October 6, 2008	Eli Lilly and Company	ImClone Systems Inc.
April 10, 2008	Takeda Pharmaceutical Company Limited	Millennium Pharmaceuticals, Inc.
December 10, 2007	Eisai Co., Ltd.	MGI PHARMA, INC.
November 18, 2007	Celgene Corporation	Pharmion Corporation
April 23, 2007	AstraZeneca plc	MedImmune Inc.

The low and high Two-Year Forward FV / Revenue multiples of the selected transactions ranged from 4.0x to 14.0x. J.P. Morgan observed a subset of the selected transactions involving companies that each had a three-year projected revenue compound annual growth rate exceeding 20% and calculated that the low, high, mean and median Two-Year Forward FV / Revenue multiples of such transactions with a three-year projected revenue compound annual growth rate exceeding 20% were 4.9x, 14.0x, 8.9x and 7.9x, respectively. Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a Two-Year Forward FV / Revenue multiple range of 4.9x to 14.0x to the appropriate Medivation metrics, which, in the case of the Two-Year Forward FV / Revenue multiple ranges, were based on the projected financial information for the Scenario 3 Case provided by Medivation to J.P. Morgan. This analysis produced a range of implied equity values as follows, as compared to the Offer Price of $81.50 per Share:

Transaction Analysis Implied Equity Value for Medivation

Implied Value Per Share
Two Year Forward FV / Revenue	$45.60 – 123.90

For informational purposes only, J.P. Morgan also applied a Two-Year Forward FV / Revenue multiple range of 4.9x to 14.0x to publicly available equity research projections for Medivation’s two-year forward estimated revenues and then calculated Medivation’s implied equity value per Share. These calculations yielded implied equity values in a range of $41.30 to $111.65 per Share, as compared to the Offer Price of $81.50 per Share. J.P. Morgan noted that the equity research transaction multiple analysis was presented merely for reference purposes only, and was not relied upon for valuation purposes.

No company, business or transaction used in this analysis is identical to Medivation or the Offer and the Merger, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which Medivation and the Offer and the Merger were compared or perspectives regarding the transactions selected for comparative purposes.

Discounted Cash Flow Analyses. J.P. Morgan conducted three discounted cash flow analyses for the purpose of determining an implied fully diluted equity value per Share for Medivation. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net income before interest expense and after tax (including stock-based compensation expenses), adjusted for, as applicable, depreciation and amortization, capital expenditures, and changes in net working capital. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the projections period.

J.P. Morgan calculated the present value of unlevered free cash flows that Medivation is expected to generate during the remainder of 2016 (applying a valuation date as of September 30, 2016 by calculating unlevered free cash flows for the remainder of 2016 as the product obtained by multiplying (A) the applicable 2016E unlevered free cash flows and (B) 25%) and calendar years 2017 through 2032 for each of the Scenario 1 Case, the Scenario 2 Case and the Scenario 3 Case based upon the Projections. See “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” above for a description of the Projections, including the Scenario 1 Case, the Scenario 2 Case and the Scenario 3 Case. J.P. Morgan also calculated a range of terminal values for Medivation at December 31, 2032 by applying perpetual decline rates ranging from 60% to 80% for unlevered free cash flows for each of the Scenario 1 Case, the Scenario 2 Case and the Scenario 3 Case. The unlevered free cash flows and the range of terminal values were then discounted to present values using a discount rate range of 8.75% to 11.75% for each of the Scenario 1 Case, the Scenario 2 Case and the Scenario 3 Case, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Medivation. The present value of the unlevered free cash flows and the range of terminal values were then adjusted by adding $225 million, representing the estimated value of early-stage and pre-clinical pipeline programs (calculated based upon guidance of management of Medivation and J.P. Morgan’s analysis of the valuations of selected pre-commercial biopharmaceutical companies) and estimated net cash balance of $394 million as of September 30, 2016, as provided by management of Medivation, to indicate a range of implied fully diluted equity values per Share for each of the Scenario 1 Case, the Scenario 2 Case and the Scenario 3 Case as follows, as compared to the Offer Price of $81.50 per Share.

Discounted Cash Flow Implied Equity Value for Medivation

Implied Value Per Share
Scenario 1 Case	$62.90 – 76.70
Scenario 2 Case	$68.50 – 84.40
Scenario 3 Case	$74.10 – 93.25

Other Information.

Historical Trading Range. J.P. Morgan reviewed the 52-week trading range of Medivation’s share prices for the period ending August 19, 2016, which was $27.32 per Share to $67.19 per Share, and compared that to the closing price of $37.39 as of March 30, 2016, the last unaffected closing Share price prior to an increase in trading volume and market price for the Shares after the publication of media reports that Medivation had hired financial advisors in connection with the defense of a possible strategic transaction, and the closing price of $67.16 as of August 19, 2016, the last full trading day prior to the delivery by J.P. Morgan of its opinion to the Medivation Board. J.P. Morgan also reviewed Medivation’s share price of $38.75 per Share on March 29, 2016 the day prior to the day of the first public reports that Medivation had hired financial advisors in connection with the defense of a possible strategic transaction, Medivation’s share price of $66.46 per Share, the 52-week high price as of March 30, 2016, and the average price per Share of $38.50 for the twenty days ended March 30, 2016. J.P. Morgan compared the trading ranges, averages and trading prices to the Offer Price of $81.50 per Share. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Analyst Price Targets. J.P. Morgan reviewed the price targets of public equity research analysts for Medivation which provided a reference range of $53.00 per Share to $76.00 per Share for the period ending August 19, 2016, the last full trading day prior to the delivery by J.P. Morgan of its opinion to the Medivation Board. J.P. Morgan compared the analyst price targets analysis to the Offer Price of $81.50 per Share. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Medivation. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Medivation, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Medivation. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Medivation and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Medivation with respect to any proposed offer to acquire Medivation and to deliver an opinion to the Medivation Board with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Medivation and the industries in which it operates.

For services rendered in connection with the Offer and the Merger and the delivery of its opinion, Medivation has agreed to pay J.P. Morgan a fee of approximately $51.3 million, $0.1 million of which was previously paid in connection with the engagement letter between J.P. Morgan and Medivation dated April 20, 2016 related to strategic planning, $2.5 million of which was payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Merger. In addition, Medivation has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Medivation and Parent for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on Medivation’s facility agreement in October 2015, as joint lead arranger and joint bookrunner on Parent’s facility agreement in November 2015, as joint bookrunner on an offering of debt securities by Parent in May 2016 and as financial advisor to Parent on its acquisition of Hospira, Inc. in September 2015. J.P. Morgan and its affiliates have also provided asset management services to Parent during such period. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Medivation and Parent, for which it receives customary compensation or other financial benefits. During the two year period preceding delivery of its opinion ending on August 20, 2016, the aggregate fees received by J.P. Morgan from Medivation were $0.7 million and from Parent were approximately $20 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Medivation or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Evercore

Pursuant to an engagement letter dated April 28, 2016, that was amended and restated on July 12, 2016, Medivation engaged Evercore to act as its financial advisor in connection with unsolicited proposals Medivation received from Sanofi and a potential sale of Medivation.

The Offer and the Merger, taken together as an integrated transaction, are referred to below as the “Transaction.” At a meeting of the Medivation Board held on August 20, 2016, Evercore rendered to the

Medivation Board its oral opinion, subsequently confirmed in writing on the same date, that as of August 20, 2016 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the $81.50 in cash per Share (the “Consideration”) to be received by the holders of Shares in the Transaction was fair, from a financial point of view, to the holders of Shares entitled to receive the Consideration.

The full text of the written opinion of Evercore, dated as of August 20, 2016, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference in its entirety into this Schedule 14D-9. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Medivation Board in connection with its evaluation of whether the Consideration to be received by the holders of Shares in the Transaction was fair, from a financial point of view, to the holders entitled to receive the Consideration. The opinion does not constitute a recommendation to the Medivation Board, any stockholder of Medivation or to any other persons in respect of the Transaction, including as to whether any holder of Shares should tender its Shares into the Offer or how any holder of Shares should otherwise act in respect of the Transaction. Evercore’s opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Medivation, nor does it address the underlying business decision of Medivation to engage in the Transaction.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Medivation that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Medivation prepared and furnished to Evercore by management of Medivation;

•	reviewed certain non-public projected financial data relating to Medivation under alternative business assumptions prepared and furnished to Evercore by management of Medivation including management’s assessments of the probabilities of success of Medivation’s pharmaceutical products, which are referred to herein as the “Projections” as defined and described in the section entitled “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” above;

•	reviewed certain non-public historical and projected non-financial operating data relating to Medivation prepared and furnished to Evercore by management of Medivation;

•	discussed the past and current operations, the Projections and the current financial condition of Medivation with management of Medivation (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of the Shares;

•	compared the financial performance of Medivation and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Medivation and the valuation multiples relating to the Transaction with those of certain other transactions that Evercore deemed relevant;

•	reviewed the Merger Agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the Projections, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Medivation’s management as to the future financial performance of Medivation, under the alternative business assumptions reflected therein. Evercore expresses no view as to any projected financial data relating to Medivation or the assumptions on which they are based. Evercore relied, at Medivation’s management direction, without independent verification, upon the assessments of Medivation’s management as to the probabilities of success of the Medivation’s pharmaceutical products.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement, that all conditions to the consummation of the Transaction would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Medivation or the consummation of the Transaction or materially reduce the benefits to the holders of Shares of the Transaction.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Medivation, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Medivation under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to Evercore as of August 20, 2016 and financial, economic, market and other conditions as they existed and as could be evaluated as of that date. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares, from a financial point of view, of the Consideration. Evercore did not express any view on, and its opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Medivation, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Medivation, or any class of such persons, whether relative to the Consideration or otherwise. Evercore assumed that any modification to the structure of the Transaction would not vary in any respect material to its analysis. Evercore’s opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Medivation, nor does it address the underlying business decision of Medivation to engage in the Transaction. Evercore’s opinion does not constitute a recommendation to the Medivation Board, any stockholder of Medivation or to any other persons in respect of the Transaction, including as to whether any holder of Shares should tender its Shares into the Offer or how any holder of Shares should otherwise act in connection with the Transaction. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Medivation and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Medivation Board on August 20, 2016 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before August 19, 2016, and is not necessarily indicative of current market conditions.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand-alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analysis

Selected Peer Group Public Trading Analysis

Evercore calculated certain financial multiples for the following selected peer group of publicly traded biotechnology and pharmaceutical companies:

•	Alexion Pharmaceuticals, Inc.

•	Vertex Pharmaceuticals Inc.

•	Actelion Pharmaceuticals Ltd.

•	BioMarin Pharmaceutical Inc.

•	Incyte, Corp.

•	Seattle Genetics, Inc.

Although none of these companies is directly comparable to Medivation, Evercore selected these companies based on its professional judgment because they are biotechnology and pharmaceutical companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of Medivation.

For each of the selected companies identified above, Evercore calculated multiples of enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and minority interest, less cash and cash equivalents) to estimated net revenue for fiscal 2017 and fiscal 2018, based on closing stock prices as of August 19, 2016 and financial data, which Evercore obtained from filings made with the SEC and consensus estimates based on publicly available equity research analysts’ projections.

The results of these calculations were as follows:

Enterprise Values/ Net Revenue Multiples
	2017E	2018E
25th Percentile	9.14x	7.44x
Mean	10.08x	8.34x
Median	10.27x	8.53x
75th Percentile	11.46x	9.51x

Based on the multiples it derived for the selected peer group companies and based on its professional judgment and experience, Evercore applied an enterprise value/net revenue multiple reference range of 8.5x – 11.5x to Medivation management’s estimate of 2017 net revenue as reflected in the Scenario 3 Case, as defined in the section entitled “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” of this Schedule 14D-9, and an enterprise value/net revenue multiple reference range of 6.5x – 9.5x to Medivation management’s estimate of 2018 net revenue as reflected in the Scenario 3 Case. The implied value range per Share derived by Evercore based on this analysis, compared to the Consideration, is set forth below:

Implied Per Share Equity Value

Reference Range		Consideration
2017E	2018E
$62.77 – $83.73	$59.30 – $85.11	$81.50

Precedent Transaction Analysis

Evercore reviewed publicly available information related to select precedent acquisition transactions reflecting transaction values between $2.6 and $20.2 billion involving publicly-traded target companies in the biotechnology and pharmaceutical industry announced during the ten-year period prior to August 19, 2016. Evercore chose the precedent transactions it deemed to be relevant transactions in the biotechnology and pharmaceutical industry. For each precedent transaction, Evercore calculated the implied transaction value (defined as the target company’s implied equity value based on the consideration (excluding any contingent value right component of the consideration) paid in the applicable transaction plus total debt, plus preferred equity and minority interest, less cash and cash equivalents, as last publicly disclosed by the target company in its SEC filings prior to the announcement of the applicable transaction) as a multiple of consensus estimated next twelve-month, or NTM, net revenue for the target company at the time of the announcement of the applicable transaction as reflected in publicly available equity research analysts’ projections. The precedent transactions reviewed by Evercore and the implied transaction value, or TV, to NTM net revenue multiples calculated by Evercore with respect to those target companies were:

Date Announced	Target	Acquiror
3/4/2015	Pharmacyclics, Inc.	Abbvie, Inc.
12/8/2014	Cubist Pharmaceuticals LLC	Merck & Co., Inc.
8/24/2014	InterMune, Inc.	Roche Holding AG
12/19/2013	Algeta ASA	Bayer Nordic SE
8/25/2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.
6/29/2012	Amylin Pharmaceuticals, LLC	Bristol-Myers Squibb Company; AstraZeneca PLC
2/16/2011	Genzyme Corporation	Sanofi-Aventis
6/30/2010	Abraxis BioScience, Inc.	Celgene Corporation
5/16/2010	OSI Pharmaceuticals Inc.	Astellas US Holding, Inc.
10/6/2008	ImClone Systems LLC	Eli Lilly and Company
4/10/2008	Millennium Pharmaceuticals, Inc.	Takeda Pharmaceutical Company
12/10/2007	MGI Pharma, Inc.	Eisai Co., Ltd.
11/19/2007	Pharmion Corporation	Celgene Corporation
4/23/2007	MedImmune, Inc.	AstraZeneca PLC

TV/NTM Net Revenue multiples
25th Percentile	7.08x
Median	8.39x
Mean	11.36x
75th Percentile	13.28x

Although none of the target companies above is directly comparable to Medivation and none of the precedent transactions is directly comparable to the Transaction, Evercore selected these transactions based on its professional judgment because they involve target companies that are biotechnology and pharmaceutical companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of Medivation.

Based on the multiples it derived from the precedent transactions and based on its professional judgment and experience, Evercore selected a reference range of TV to NTM net revenue multiples of 7.5x to 12.5x and applied this range of multiples to Medivation management’s estimates of NTM net revenue as of September 30, 2016 as reflected in the Projections, to calculate an implied value range per Share and compared this range to the Consideration, as follows:

Implied Per Share Equity Value

Reference Range	Consideration
$52.68 – $85.32	$81.50

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis to calculate a range of implied present values per Share as of September 30, 2016 utilizing estimates of the standalone, unlevered, after-tax free cash flows Medivation was expected to generate over the period beginning with the fourth quarter of 2016 through 2032 based on the Projections reflecting three alternative scenarios projected by Medivation management, the Scenario 1 Case, the Scenario 2 Case and the Scenario 3 Case, each as defined in the section entitled “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” above (collectively referred to in this section as the “Scenarios”).

For purposes of its discounted cash flow analyses, unlevered free cash flow was defined as earnings before interest and taxes (EBIT), less taxes, plus depreciation and amortization, less capital expenditures, plus (less) changes in net working capital. Evercore calculated a range of terminal values for Medivation, under each of the three Scenarios, using an assumed perpetuity growth rate range of negative 90%—negative 50% applied to estimated 2032 unlevered free cash flow, except for unlevered free cash flow from talazoparib for which Evercore used an assumed perpetuity growth rate range of negative 65.8%—negative 25.8% applied to estimated 2032 unlevered free cash flow for talazoparib. Evercore then discounted Medivation’s projected, unlevered free cash flows over the period beginning with the fourth quarter of 2016 through 2032 under each of the Scenarios (with respect to the fourth quarter of 2016, calculated to be 25% of Medivation’s projected, unlevered free cash flows for the full year 2016) and the range of terminal values for Medivation under each of the Scenarios, in each case, to a present value as of September 30, 2016 using discount rates ranging from 8.5% to 11.5% to derive a range of implied enterprise values for Medivation under each scenario. The discount rates were based on Evercore’s judgment of the estimated range of Medivation’s weighted average cost of capital. Based on these ranges of implied enterprise values and Medivation management’s estimate of the net cash of Medivation as of September 30, 2016 and, including in the Scenario 2 Case and the Scenario 3 Case, an implied value for Medivation’s drug discovery platform based on the median of enterprise values of select publicly traded early stage platform, oncology and immunology companies, Evercore calculated a range of implied equity values per Share under each Scenario and compared these ranges to the Consideration, as indicated below.

Also, at the direction of Medivation management, Evercore performed a low price growth sensitivity analysis to analyze the impact on the low-end of the range of implied equity values per Share calculated under each of Scenario 1 Case, Scenario 2 Case and Scenario 3 Case as described above, by assuming 3% year-over-year price increases for all Medivation products beginning calendar year 2020 (instead of 5.9% until 2027 for Xtandi, and through 2032 for talazoparib and pidilizumab, as reflected in the estimates of the standalone, unlevered, after-tax free cash flows of Medivation utilized as described above). The column below entitled “Low Price Growth Sensitivity” reflects the low-end of the range of implied equity values per Share under each of Scenario 1 Case, Scenario 2 Case and Scenario 3 Case applying this low price growth sensitivity.

Scenario	Low Price Growth Sensitivity	Implied Per Share Equity Value Reference Ranges	Consideration

Scenario 1 Case	$55.99	$62.51 – $77.27
Scenario 2 Case	$61.72	$69.43 – $86.55	$81.50
Scenario 3 Case	$65.80	$75.14 – $96.16

Premiums Paid Analysis

Evercore reviewed the premiums paid for acquisitions of publicly traded companies in the biotechnology and pharmaceutical industry by strategic buyers with transaction equity values between $5.0 billion and $25.0 billion announced since January 1, 2011. For each of the precedent transactions Evercore analyzed the implied control premium calculated as the percentage by which the per-share consideration paid in each such transaction (excluding any contingent value right component of the consideration) exceeded the target company’s closing share price one trading day, seven days and thirty days prior to announcement of such precedent transaction and one trading day, seven days and thirty days prior to the last trading day upon which the shares of the target company traded a full trading day on an “unaffected” basis.

The results of these calculations were as follows:

Date Announced	Target	Acquiror
5/16/2016	Anacor Pharmaceuticals, Inc.	Pfizer Inc.
2/10/2016	Meda Aktiebolag	Mylan N.V.
11/2/2015	Dyax Corp.	Shire plc
7/14/2015	Receptos Inc.	Celgene Corporation
5/6/2015	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.
3/16/2015	Salix Pharmaceuticals Ltd.	Valeant Pharmaceuticals International Inc.
3/4/2015	Pharmacyclics, Inc.	Abbvie, Inc.
1/11/2015	NPS Pharmaceuticals, Inc.	Shire plc
12/8/2014	Cubist Pharmaceuticals LLC	Merck & Co., Inc.
8/24/2014	InterMune, Inc.	Roche Holding AG
4/7/2014	Questcor Pharmaceuticals, Inc.	Mallinckrodt plc
8/25/2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.
6/29/2012	Amylin Pharmaceuticals, LLC	Bristol-Myers Squibb Company; AstraZeneca PLC
11/21/2011	Pharmasset Inc.	Gilead Sciences Inc.
2/16/2011	Genzyme Corporation	Sanofi-Aventis

Premium to Unaffected Date Share Price(1)
25th Percentile	39.7%
Mean	61.7%
Median	53.3%
75th Percentile	75.6%

(1)	Includes transaction premia where Date Announced represents the first affected date.

Based on the premia paid in the precedent transactions and Evercore’s professional judgment and experience, Evercore selected a representative range of implied control premiums of 40% to 80% to the 1-day unaffected date share price and applied this range of control premiums to the closing Share price of Medivation on March 30, 2016, the last unaffected closing Share price prior to an increase in trading volume and market price for the Shares after the publication of media reports that Medivation had hired financial advisors in connection with the defense of a possible strategic transaction, of $37.39 per Share to calculate an implied value range per Share and compare this range to the Consideration, as follows:

Implied Per Share Equity Value

Reference Range	Consideration
$52.35 – $67.30	$81.50

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the Shares prepared and published by equity research analysts prior to and after March 30, 2016, the last unaffected closing Share price prior to a spike in trading volume of the Shares after the publication of media reports that Medivation had hired advisors. These price targets reflect each analyst’s estimate of the future public market trading price of the Shares at the time the price target was published. At March 30, 2016, the range of selected equity analyst price targets for the Shares was $37.00 to $67.00 per Share (with a median of $48 per Share). At August 19, 2016, the last full trading day prior to the delivery by Evercore of its opinion to the Medivation Board, the range of selected equity analyst price targets for Shares was $53.00 to $76.00 per Share (with a median of $70 per Share).

The public market trading price targets published by equity research analysts did not necessarily reflect current market trading prices for the Shares and these estimates were subject to uncertainties, including the future financial performance of Medivation and future financial market conditions.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Transaction by the Medivation Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Shares. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Medivation or its advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Medivation Board as to the fairness, from a financial point of view, of the Consideration to the holders of Shares entitled to receive such Consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an Opinion Committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with Medivation, Evercore is entitled to receive a fee of approximately $43.7 million if the Transaction is consummated, of which $2.5 million is owed in connection with rendering its opinion to the Medivation Board, and against which $0.6 million is credited in retainer fees previously paid by Medivation to Evercore. Medivation has agreed to reimburse Evercore for its reasonable and documented out of pocket expenses (including reasonable outside legal fees, expenses and disbursements) and to indemnify Evercore for certain liabilities arising out of its engagement.

Prior to its current engagement by Medivation, during the past two years, no material relationship existed between Evercore and its affiliates and Medivation pursuant to which compensation was received by Evercore or its affiliates. During the past two years, no material relationship existed between Evercore and its affiliates and Parent pursuant to which compensation was received by Evercore or its affiliates. In the future, Evercore may provide financial or other services to Parent, and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Medivation or Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

Medivation engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

(v)	Intent to Tender

To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated as of April 20, 2016, Medivation retained J.P. Morgan as its financial advisor in connection with certain strategic planning services related to unsolicited proposals to acquire Medivation. Pursuant to an engagement letter dated as of July 14, 2016, Medivation retained J.P. Morgan as its financial advisor in connection with the potential sale of Medivation, and to deliver a fairness opinion in connection with any proposed offer to acquire Medivation, as discussed above in Item 4. For services rendered in connection with the Offer and the Merger and the delivery of its opinion, Medivation has agreed to pay J.P. Morgan a fee of approximately $51.3 million, $2.5 million of which was payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Merger and against which $0.1 million is credited in retainer fees previously paid by Medivation to J.P Morgan. In addition, Medivation has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

Pursuant to an engagement letter dated April 28, 2016, that was amended and restated on July 12, 2016 (as amended and restated, the “Evercore Engagement Letter”), Medivation also engaged Evercore to act as its financial advisor in connection with unsolicited proposals Medivation received from Sanofi and a potential sale of Medivation and, in connection with such engagement, to deliver to our Board of Directors its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the Merger Agreement, as discussed above in Item 4. Pursuant to the terms of the Evercore Engagement Letter, Evercore is entitled to receive a fee of approximately $43.7 million if the Merger is consummated, of which $2.5 million is owed in connection with rendering its opinion to the Medivation Board, and against which $0.6 million is credited in retainer fees previously paid by Medivation to Evercore. Medivation has agreed to reimburse Evercore for its reasonable and documented out of pocket expenses (including reasonable outside legal fees, expenses and disbursements) and to indemnify Evercore for certain liabilities arising out of its engagement.

Neither Medivation nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Medivation on its behalf with respect to the Offer.

The information set forth in Item 4. “The Solicitation or Recommendation” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction, Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Medivation, any subsidiary of Medivation or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Medivation or any subsidiary of Medivation, (ii) any purchase, sale or transfer of a material amount of assets of Medivation or any subsidiary of Medivation, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Medivation.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Medivation receives an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement” of the Offer to Purchase under the heading “Acquisition Proposals” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Medivation and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Conditions of the Offer

The information set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On August 20, 2016, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Medivation and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Parent and Purchaser, (iii) approved the execution, delivery and performance by Medivation of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Medivation tender their Shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including RSAs and Shares deemed issued pursuant to the ESPP, plus (y) the aggregate number of Shares issuable to holders of Stock Options from which Medivation has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Stock Options), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Amendment to Rights Agreement

In connection with Medivation’s entry into the Merger Agreement, Medivation and AST entered into Amendment No. 1 to Rights Agreement, dated August 20, 2016 (the “Rights Amendment”), amending the Rights Agreement, dated as of December 4, 2006, between Medivation and AST, as Rights Agent. The effect of the Rights Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement to occur without triggering any distribution or other adverse event to Parent or its affiliates under the Rights Agreement. In particular, (i) none of Purchaser, Parent nor any of their respective stockholders, affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) as a result of (a) the announcement, approval, execution, delivery, performance and/or amendment of the Merger Agreement, or (b) the announcement, approval, commencement, performance, consummation and/or amendment of the Offer, the Merger and/or any of the other Transactions (collectively, the “Exempted Transactions”), (ii) a Shares Acquisition Date (as defined in the Rights Agreement) and a Distribution Date (as defined in the Rights Agreement) will not be deemed to occur as a result of any of the Exempted Transactions, (c) the preferred share purchase rights under the Rights Agreement will not separate from the Medivation common stock as a result of the Exempted Transactions and (d) the preferred share purchase rights under the Rights Agreement and the Rights Agreement will terminate and expire immediately prior to the Offer Acceptance Time.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Medivation who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex III. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Medivation will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Medivation at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Medivation of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Medivation, Inc., Attention: Andrew Powell, 525 Market Street, 36th Floor, San Francisco, CA 94105. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Medivation is under no obligation to and has no present intention to file a petition and holders should not assume that Medivation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. The Delaware Court must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until required information and documentary material has been furnished to the Antitrust Division and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Parent expects to file such Premerger Notification and Report Form on or before September 7, 2016 in connection with the purchase of Shares in the Offer. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. With the written consent of Medivation, Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and Medivation’s agreement, the acquisition can be blocked only by court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Parent and Medivation and certain of their subsidiaries conduct business in several countries outside of the United States. Either Parent or Medivation may make filings with regulators in connection with the Transactions in any of those jurisdictions. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Parent nor Medivation can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or Medivation, as applicable, will prevail.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and

Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Medivation with the SEC by contacting Investor Relations at 525 Market Street, 36th Floor, San Francisco, CA 94105, Phone (415) 543-3470 or at www.medivation.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.	Exhibits.

(a)(1)	Offer to Purchase, dated August 30, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Pfizer Inc. and Montreal, Inc., filed with the SEC on August 30, 2016 (the “Schedule TO”))

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Joint Press Release issued by Pfizer Inc. and Medivation, Inc., dated August 22, 2016 (incorporated by reference to Medivation, Inc.’s Schedule 14D-9C filed with the SEC on August 22, 2016)

(a)(7)	Employee Letter from Medivation’s Chief Executive Officer, sent on August 22, 2016 (incorporated by reference to Medivation, Inc.’s Schedule 14D-9C filed with the SEC on August 22, 2016)

(a)(8)	Employee FAQs first used on August 22, 2016 (incorporated by reference to Medivation, Inc.’s Schedule 14D-9C filed with the SEC on August 22, 2016)

(a)(9)	Form of Letter to Key Opinion Leaders and Investigators first sent on August 24, 2016 (incorporated by reference to Medivation, Inc.’s Schedule 14D-9C filed with the SEC on August 25, 2016)

(a)(10)	Form of Letter sent by Medivation, Inc. to partners and vendors on August 29, 2016 (incorporated by reference to Medivation, Inc.’s Schedule 14D-9C filed with the SEC on August 29, 2016)

(a)(11)	Summary Advertisement as published in The Wall Street Journal on August 30, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(12)	Opinion of J.P. Morgan Securities LLC, dated August 20, 2016 (included as Annex I to this Schedule 14D-9)

(a)(13)	Opinion of Evercore Group L.L.C., dated August 20, 2016 (included as Annex II to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated August 20, 2016, among Medivation, Inc., Pfizer Inc. and Montreal, Inc. (incorporated by reference to Exhibit 2.1 to Medivation, Inc.’s Current Report on Form 8-K filed with the SEC on August 22, 2016)

(e)(2)	Confidentiality Agreement, by and between Medivation, Inc. and Pfizer Inc., dated June 29, 2016 (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Excerpts from Medivation Inc.’s Definitive Proxy Statement on Schedule 14A, as amended, filed on April 29, 2016 (incorporated by reference to Medivation, Inc.’s Definitive Proxy Statement on Schedule 14A, as amended, filed on April 29, 2016)

(e)(4)	Rights Agreement, dated as of December 4, 2006, between Medivation, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designations of the Series C Junior Participating Preferred Stock of Medivation, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to Medivation, Inc.’s Current Report on Form 8-K filed on December 4, 2006)

(e)(5)	Amended and Restated 2004 Equity Incentive Award Plan (incorporated by reference to Annex A to Medivation, Inc.’s Definitive Proxy Statement on Schedule 14A, as amended, filed on April 29, 2016)

(e)(6)	Form of Stock Option Agreement for Early Exercisable Options under the Amended and Restated 2004 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.7(c) to Medivation, Inc.’s Annual Report on Form 10-KSB filed on February 11, 2005)

(e)(7)	Form of Stock Option Agreement under the 2004 Equity Incentive Award Plan (for use from July 1, 2004 through October 6, 2013) (incorporated by reference to Exhibit 10.7(b) to Medivation, Inc.’s Annual Report on Form 10-KSB filed on February 11, 2005)

(e)(8)	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement under the Amended and Restated 2004 Equity Incentive Award Plan (for use after October 6, 2013) (incorporated by reference to Exhibit 10.39 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 25, 2015)

(e)(9)	Form of Restricted Stock Unit Grant Notice and Agreement under the 2004 Amended and Restated Equity Incentive Award Plan (for use from December 10, 2010 through October 6, 2013) (incorporated by reference to Exhibit 10.22 to Medivation, Inc.’s Annual Report on Form 10-K filed on March 16, 2011)

(e)(10)	Form of Restricted Stock Unit Grant Notice and Agreement under the Amended and Restated 2004 Equity Incentive Plan (for use from October 7, 2013 through December 11, 2014) (incorporated by reference to Exhibit 10.40 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 25, 2015)

(e)(11)	Form of Restricted Stock Unit Grant Notice and Agreement under the Amended and Restated 2004 Equity Incentive Award Plan (for use after December 11, 2014 through December 31, 2015) (incorporated by reference to Exhibit 10.41 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 25, 2015)

(e)(12)	Form of Restricted Stock Unit Grant Notice and Agreement under the Amended and Restated 2004 Equity Incentive Award Plan (for use after January 1, 2016) (incorporated by reference to Exhibit 10.8 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 26, 2016)

(e)(13)	Form of Restricted Stock Grant Notice and Agreement for Non-Employee Directors under the Amended and Restated 2004 Equity Incentive Plan and Joint Escrow Instructions (for use after January 1, 2016) (incorporated by reference to Exhibit 10.9 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 26, 2016)

(e)(14)	The Medivation, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Medivation, Inc.’s Current Report on Form 8-K filed on July 1, 2013)

(e)(15)	Change of Control Severance Benefits Agreement, dated as of February 2, 2009, between Medivation, Inc. and David Hung, M.D. (incorporated by reference to Exhibit 10.11 to Medivation, Inc.’s Annual Report on Form 10-K filed on March 16, 2009)

(e)(16)	Form of Medivation, Inc. Change of Control Severance Benefits Agreement (incorporated by reference to Exhibit 10.13 to Medivation, Inc.’s Annual Report on Form 10-K filed on March 16, 2009)

(e)(17)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.1 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on May 5, 2016)

(e)(18)	Compensation Information for Non-Employee Directors (incorporated by reference to Exhibit 10.2 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2015)

(e)(19)	The Medivation, Inc. 2013 Cash Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to Medivation, Inc.’s Current Report on Form 8-K filed on July 1, 2013)

(e)(20)	2014 Bonuses, 2015 Base Salaries and Equity Awards for Certain Executive Officers (incorporated by reference to Item 5.02 of Medivation, Inc.’s Current Report on Form 8-K filed on February 13, 2015)

(e)(21)	2015 Bonuses, 2016 Base Salaries and Bonus Plan, and Equity Awards for Certain Executive Officers (incorporated by reference to Item 5.02 of Medivation, Inc.’s Current Reports on Form 8-K filed on January 11, 2016, February 23, 2016 and March 28, 2016 and Amendments to Current Reports on Form 8-K/A filed on March 10, 2016 and April 8, 2016)

(e)(22)	Consulting Agreement, dated July 14, 2014, by and between Medivation, Inc. and Dawn Svoronos (incorporated by reference to Exhibit 10.2 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2014)

(e)(23)	Amendment to Consulting Agreement, dated October 14, 2014, by and between Medivation, Inc., and Dawn Svoronos (incorporated by reference to Exhibit 10.29 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 25, 2015)

(e)(24)	Offer Letter, dated May 13, 2015, by and between Medivation, Inc. and Andrew Powell (incorporated by reference to Exhibit 10.2 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on August 6, 2015)

(e)(25)	Offer Letter between Medivation, Inc. and Mohammad Hirmand, M.D., dated September 30, 2015 (incorporated by reference to Exhibit 10.4 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015)

(e)(26)	Offer Letter, dated January 6, 2016, by and between Medivation, Inc. and Marion McCourt (incorporated by reference to Exhibit 10.50 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 26, 2016)

(e)(27)	Form of Performance Share Unit Grant Notice and Agreement under the Amended and Restated 2004 Equity Incentive Award Plan (for use from February 18, 2016) (incorporated by reference to Exhibit 10.51 to Medivation, Inc.’s Annual Report on Form 10-K filed on February 26, 2016)

(e)(28)	Offer Letter between Medivation, Inc. and Jennifer Jarrett dated March 25, 2016 (incorporated by reference to Exhibit 10.6 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on May 5, 2016)

(e)(29)	Offer Letter between Medivation, Inc. and Mohammad Hirmand dated March 28, 2016 (incorporated by reference to Exhibit 10.7 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on May 5, 2016)

(e)(30)	Form of Change of Control Severance Benefits Agreement between Medivation and Executive Officers (incorporated by reference to Exhibit 10.2 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on August 9, 2016)

(e)(31)	Amendment No. 1 to Rights Agreement, dated December 4, 2006, by and between Medivation, Inc. and American Stock Transfer & Trust Company, dated August 20, 2016 (incorporated by reference to Medivation, Inc.’s Current Report on Form 8-K filed August 22, 2016)

(e)(32)	Amendment to Offer Letter between Medivation, Inc. and Mohammad Hirmand dated August 11, 2016

(e)(33)	Offer Letter between Medivation, Inc. and Thomas Templeman, Ph.D., dated July 1, 2015 (incorporated by reference to Exhibit 10.3 to Medivation, Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MEDIVATION, INC.

By:	/s/ Andrew Powell
Name:	Andrew Powell
Title:	General Counsel and Corporate Secretary

Dated: August 30, 2016

ANNEX I

August 20, 2016

The Board of Directors

Medivation, Inc.

525 Market Street, 36th floor

San Francisco, CA 94105

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Medivation, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Pfizer Inc. (the “Acquiror”) and its wholly owned subsidiary, Montreal, Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $81.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or held by the Company, the Acquiror, Acquisition Sub or any wholly owned subsidiary of the Acquiror and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated August 20, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on the Company’s facility agreement in October 2015, as joint lead arranger and joint bookrunner on the Acquiror’s facility agreement in November 2015, as joint bookrunner on an offering of debt securities by the Acquiror in May 2016 and as financial advisor to the Acquiror on its acquisition of Hospira, Inc. in September 2015. We and our affiliates have also provided asset management services to the Acquiror during such period. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Acquiror, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined in the Agreement) or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

ANNEX II

August 20, 2016

The Board of Directors of

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, CA 94105

Members of the Board of Directors:

We understand that Medivation, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of August 20, 2016 (the “Merger Agreement”), with Pfizer Inc., a Delaware corporation (“Parent”) and Montreal, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”) for cash at a price of $81.50 per share of Company Common Stock (the “Consideration”), followed by a merger of Purchaser with and into the Company pursuant to which the remaining untendered outstanding shares of Company Common Stock (other than Dissenting Shares, shares held by the Company and shares held by Parent or any of its direct or indirect wholly-owned subsidiaries) shall be converted into the right to receive the Consideration (the Offer and such merger, taken together as an integrated transaction, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive such Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected financial data relating to the Company under alternative business assumptions prepared and furnished to us by management of the Company, including management’s assessments of the probabilities of success of the Company’s pharmaceutical products;

(iv)	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to us by management of the Company;

(v)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(ix)	reviewed the Merger Agreement;

(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of the Company as to the probabilities of success of the Company’s pharmaceutical products.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Stock of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any holder of shares of Company Common Stock should tender shares in connection with the Offer or how any such holder should otherwise act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. Prior to this engagement, we, Evercore

Group L.L.C., and its affiliates provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Parent in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive such Consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Edmund D. Baxter
Edmund D. Baxter Senior Managing Director

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures

III-1

of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled

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to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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